Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273728

PROSPECTUS SUPPLEMENT NO. 25

(to prospectus dated August 10, 2023)

VIREO GROWTH INC.

15,000,000 Subordinate Voting Shares

Up to 80,670,773 Subordinate Voting Shares Underlying Notes

Up to 6,250,000 Subordinate Voting Shares Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2023 (the “Prospectus”), with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2024. Accordingly, we have attached such report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 101,920,773 of our subordinate voting shares (“subordinate voting shares”), which consist of: (i) up to 15,000,000 subordinate voting shares issued in a private offering to certain Selling Shareholders in connection with a Fifth Amendment to Credit Agreement and First Amendment to Security Agreement by and among Goodness Growth Holdings, Inc. (n/k/a Vireo Growth Inc.), certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of March 31, 2023; (ii) up to 80,670,773 subordinate voting shares that are issuable from time to time to certain Selling Shareholders upon conversion of, and payment of interest on, convertible notes issued in a private offering pursuant to a Sixth Amendment to the Credit Agreement by and among Goodness Growth Holdings, Inc. (n/k/a Vireo Growth Inc.), certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of April 28, 2023 (the “Sixth Amendment”); and (iii) up to 6,250,000 subordinate voting shares that are issuable from time to time to certain of the Selling Shareholders upon the exercise of warrants to purchase our subordinate voting shares that were issued in a private offering to Selling Shareholders in connection with the Sixth Amendment.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our subordinate voting shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “VREO” and quoted on the OTCQX under the symbol “VREOF”. On November 12, 2024, the closing sale price of our subordinate voting shares as reported on the CSE was C$0.62 and the closing sale price of our subordinate voting shares on the OTCQX was $0.42.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 13, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-56225

VIREO GROWTH INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	82-3835655
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

207 South 9th Street, Minneapolis, MN	55402
(Address of principal executive offices)	(Zip Code)

(612) 999-1606
(Registrant’s telephone number, including area code)

                                     N/A

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes  ☑    No  ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes  ☑    No   ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	◻	Accelerated filer	◻
Non-accelerated filer	☑	Smaller reporting company	☑
		Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ◻    No  ☑

As of November 11, 2024, the registrant had the following number of shares of each of its classes of registered securities outstanding: Subordinate Voting Shares –200,464,196; Multiple Voting Shares –298,314; and Super Voting Shares – 0.

VIREO GROWTH INC.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

VIREO GROWTH INC.

CONSOLIDATED BALANCE SHEETS

(In U.S Dollars, unaudited)

	September 30,	December 31,
	2024	2023
Assets
Current assets:
Cash	$7,279,864	$15,964,665
Accounts receivable, net of credit losses of $259,011 and $254,961, respectively	2,848,625	3,086,640
Income tax receivable	11,916,964	12,278,119
Inventory	19,845,927	19,285,870
Prepayments and other current assets	1,832,991	1,336,234
Notes receivable, current	—	3,750,000
Warrants held	5,221,971	1,937,352
Assets held for sale	95,017,740	91,213,271
Total current assets	143,964,082	148,852,151
Property and equipment, net	30,509,180	23,291,183
Operating lease, right-of-use asset	10,757,904	2,018,163
Intangible assets, net	8,104,140	8,718,577
Deposits	533,745	383,645
Total assets	$193,869,051	$183,263,719
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$9,168,748	$7,674,389
Long-term debt, current portion	1,144,000	60,220,535
Right of use liability	1,254,672	890,013
Uncertain tax liability	28,766,000	22,356,000
Liabilities held for sale	88,437,021	88,326,323
Total current liabilities	128,770,441	179,467,260
Right-of-use liability	19,051,693	10,543,934
Other long-term liabilities	216,938	155,917
Convertible debt, net	—	9,140,257
Long-term debt, net	56,833,206	—
Total liabilities	204,872,278	199,307,368

Commitments and contingencies (refer to Note 17)

Stockholders’ deficiency
Subordinate Voting Shares ($- par value, unlimited shares authorized; 200,464,196 shares issued and outstanding at September 30, 2024 and 110,007,030 at December 31, 2023)	—	—
Multiple Voting Shares ($- par value, unlimited shares authorized; 298,314 shares issued and outstanding at September 30, 2024 and 331,193 at December 31, 2023)	—	—
Super Voting Shares ($- par value; unlimited shares authorized; 0 shares issued and outstanding at September 30, 2024 and December 31, 2023)	—	—
Additional paid in capital	204,731,053	187,384,403
Accumulated deficit	(215,734,280)	(203,428,052)
Total stockholders' deficiency	$(11,003,227)	$(16,043,649)
Total liabilities and stockholders' deficiency	$193,869,051	$183,263,719

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

VIREO GROWTH INC.

CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS

(In U.S. Dollars, except share amounts, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue	$25,165,343	$24,675,145	$74,360,905	$63,960,125
Cost of sales
Product costs	12,448,373	10,493,561	36,111,865	30,347,357
Inventory valuation adjustments	393,000	984,196	130,000	1,563,872
Gross profit	12,323,970	13,197,388	38,119,040	32,048,896
Operating expenses:
Selling, general and administrative	6,911,278	6,749,314	21,527,122	21,965,576
Stock-based compensation expenses	1,304,919	296,617	1,424,140	4,009,415
Depreciation	76,292	99,929	222,763	377,121
Amortization	180,034	180,034	540,101	498,828
Total operating expenses	8,472,523	7,325,894	23,714,126	26,850,940

Income from operations	3,851,447	5,871,494	14,404,914	5,197,956

Other income (expense):
Gain (loss) on disposal of assets	—	(50,686)	(218,327)	(2,798,567)
Interest expenses, net	(7,363,655)	(7,915,658)	(23,604,746)	(22,795,242)
Other income (expenses)	970,850	345,824	3,881,931	6,166,472
Other income (expenses), net	(6,392,805)	(7,620,520)	(19,941,142)	(19,427,337)

Loss before income taxes	(2,541,358)	(1,749,026)	(5,536,228)	(14,229,381)

Current income tax expenses	(2,385,000)	(3,980,000)	(6,770,000)	(7,357,871)
Deferred income tax recoveries	—	500,000	—	623,000
Net loss and comprehensive loss	(4,926,358)	(5,229,026)	(12,306,228)	(20,964,252)
Net loss per share - basic and diluted	$(0.02)	$(0.04)	$(0.08)	$(0.16)
Weighted average shares used in computation of net loss per share - basic and diluted	201,377,275	141,332,852	162,836,874	132,576,879

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

VIREO GROWTH INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)

(In U.S. Dollars, except share amounts, unaudited)

	Common Stock
	SVS		MVS		Super Voting Shares				Total
							Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity (deficiency)
Balance, January 1, 2023	86,721,030	$—	348,642	$—	65,411	$—	$181,321,847	$(177,880,963)	$3,440,884
Conversion of MVS shares	70,200	—	(702)	—	—	—	—	—	—
Conversion of Super Voting Shares	6,541,100	—	—	—	(65,411)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	2,765,011	—	2,765,011
Warrants issued in financing activities	—	—	—	—	—	—	497,055	—	497,055
Shares issued in financing activities	15,000,000	—	—	—	—	—	1,407,903	—	1,407,903
Net Loss	—	—	—	—	—	—	—	(20,964,252)	(20,964,252)
Balance at September 30, 2023	108,332,330	$—	347,940	$—	—	$—	$185,991,816	$(198,845,215)	$(12,853,399)

Balance, January 1, 2024	110,007,030	—	331,193	—	—	—	187,384,403	(203,428,052)	(16,043,649)
Conversion of MVS shares	3,287,900	—	(32,879)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	1,424,140	—	1,424,140
Options exercised	50,000	—	—	—	—	—	16,500	—	16,500
Warrants exercised	303,127	—	—	—	—	—	43,953	—	43,953
Shares issued	13,800,078	—	—	—	—	—	6,087,500	—	6,087,500
Conversion of convertible debt	73,016,061	—	—	—	—	—	9,774,557	—	9,774,557
Net Loss	—	—	—	—	—	—	—	(12,306,228)	(12,306,228)
Balance at September 30, 2024	200,464,196	$—	298,314	$—	—	$—	$204,731,053	$(215,734,280)	$(11,003,227)

	Common Stock
	SVS		MVS		Super Voting Shares				Total
							Additional Paid-	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity (deficiency)
Balance, July 1, 2023	86,721,030	$—	348,642	$—	65,411	$—	$185,691,379	$(193,616,189)	$(7,924,810)
Conversion of MVS shares	70,200	—	(702)	—	—	—	—	—	—
Conversion of Super Voting Shares	6,541,100	—	—	—	(65,411)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	300,437	—	300,437
Shares issued in financing activities	15,000,000	—	—	—	—	—	—	—	—
Net Loss	—	—	—	—	—	—	—	(5,229,026)	(5,229,026)
Balance at September 30, 2023	108,332,330	$—	347,940	$—	—	$—	$185,991,816	$(198,845,215)	$(12,853,399)

Balance, July 1, 2024	114,605,008	$—	300,714	$—	—	$—	$188,249,124	$(210,807,922)	$(22,558,798)
Conversion of MVS shares	240,000	—	(2,400)	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	1,304,919	—	1,304,919
Warrants exercised	103,127	—	—	—	—	—	14,953	—	14,953
Shares issued	12,500,000	—	—	—	—	—	5,387,500	—	5,387,500
Conversion of convertible debt	73,016,061	—	—	—	—	—	9,774,557	—	9,774,557
Net Loss	—	—	—	—	—	—	—	(4,926,358)	(4,926,358)
Balance at September 30, 2024	200,464,196	$—	298,314	$—	—	$—	$204,731,053	$(215,734,280)	$(11,003,227)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

VIREO GROWTH INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollars, unaudited)

	For the Nine Months Ended September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(12,306,228)	$(20,964,252)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory valuation adjustments	130,000	1,563,872
Depreciation	222,763	377,121
Depreciation capitalized into inventory	1,678,434	1,846,418
Non-cash operating lease expense	323,309	423,821
Amortization of intangible assets	540,101	498,828
Amortization of intangible assets capitalized into inventory	74,336	24,779
Stock-based payments	1,424,140	4,009,415
Warrants receivable	—	(1,566,445)
Warrants held	(3,284,619)	—
Interest Expense	3,806,093	5,111,930
Bad debt expense	230,818	—
Deferred income tax	—	(623,000)
Accretion	168,464	800,392
Loss on disposal of Red Barn Growers	—	2,909,757
Loss (gain) on disposal of assets	120,856	(111,190)
Change in operating assets and liabilities:
Accounts Receivable	173,047	(902,709)
Prepaid expenses	(496,757)	684,987
Inventory	(482,192)	(1,932,554)
Income taxes	361,154	6,379,831
Uncertain tax position liabilities	6,410,000	—
Accounts payable and accrued liabilities	1,213,360	1,079,519
Changes in operating lease liabilities	(404,556)	—
Change in assets and liabilities held for sale	(3,693,771)	(116,882)
Net cash provided by (used in) operating activities	(3,791,248)	(506,362)

CASH FLOWS FROM INVESTING ACTIVITIES:
PP&E Additions	(8,974,901)	(2,630,724)
Proceeds from note receivable (Note 6)	3,600,000
Intangible license additions	—	(1,090,919)
Proceeds from sale of Red Barn Growers net of cash	—	439,186
Proceeds from sale of property, plant, and equipment	—	242,088
Deposits	(150,100)	(263,545)
Net cash provided by (used in) investing activities	(5,525,001)	(3,303,914)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	1,131,400	—
Proceeds from convertible debt, net of issuance costs	—	5,348,140
Proceeds from issuance of shares	700,000	—
Proceeds from warrant exercises	43,953	—
Proceeds from option exercises	16,500	—
Debt principal payments	(1,098,000)	(1,976,362)
Lease principal payments	(162,405)	(1,414,698)
Net cash provided by (used in) financing activities	631,448	1,957,080

Net change in cash	(8,684,801)	(1,853,196)

Cash, beginning of period	15,964,665	15,149,333

Cash, end of period	$7,279,864	$13,296,137

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

VIREO GROWTH INC.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Description of Business and Summary

Vireo Growth Inc. (“Vireo Growth” or the “Company”) (formerly, Goodness Growth Holdings, Inc.) was incorporated under the Alberta Business Corporations Act on November 23, 2004. The Company was previously listed on the Canadian Securities Exchange (the “CSE”) under ticker symbol “GDNS”. On July 8, 2024, the Company changed its name to Vireo Growth Inc., its ticker symbol on the CSE to “VREO” and its ticker symbol on the OTCQX to “VREOF.”

Vireo Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. Vireo Growth operates cannabis cultivation, production, and dispensary facilities in Maryland, Minnesota, and New York, and formerly in Arizona and New Mexico.

While marijuana and CBD-infused products are legal under the laws of several U.S. states (with vastly differing restrictions), the United States Federal Controlled Substances Act classifies all “marijuana” as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of safety for the use of the drug under medical supervision. Recently some federal officials have attempted to distinguish between medical cannabis use as necessary, but adult-use as “still a violation of federal law.” At the present time, the distinction between “medical marijuana” and “adult-use marijuana” does not exist under U.S. federal law.

Update on Verano Litigation

On October 21, 2022, Vireo Growth commenced an action in the Supreme Court of British Columbia against Verano Holdings Corp. ("Verano") after Verano repudiated the Arrangement Agreement with the Company dated January 31, 2022. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On May 2, 2024, the Company filed an application with the Supreme Court of British Columbia for summary determination. The Company is seeking substantial damages, specifically $860.9 million, as well as other costs and legal fees, based on Verano’s breach of contract and of its duty of good faith and honest performance.

Due to uncertainties inherent in litigation, it is not possible for Vireo Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.

The termination of the Arrangement Agreement gives rise to substantial doubt about the Company’s ability to continue as a going concern. Company management is working with the Company’s lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s continuance as a going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

2. Summary of Significant Accounting Policies

Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the Company’s consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the United States Securities and Exchange Commission (“SEC”) on April 1, 2024, (the "Annual Financial Statements"), as amended on April 29, 2024. There have been no material changes to the Company’s significant accounting policies.

Basis of presentation

The accompanying unaudited condensed consolidated financial statements reflect the accounts of the Company. The information included in these statements should be read in conjunction with the Annual Financial Statements. The unaudited condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results of interim periods should not be considered indicative of the results for the full year. These unaudited interim condensed consolidated financial statements include estimates and assumptions of management that affect the amounts reported in the unaudited condensed consolidated financial statements. Actual results could differ from these estimates.

Basis of consolidation

These unaudited condensed consolidated financial statements include the accounts of the following entities wholly owned, or effectively controlled by the Company during the period ended September 30, 2024:

Name of entity	Place of incorporation
EHF Cultivation Management, LLC	Arizona, USA
Elephant Head Farm, LLC	Arizona, USA
HiColor, LLC	Minnesota, USA
MaryMed, LLC	Maryland, USA
Mayflower Botanicals, Inc.	Massachusetts, USA
Minnesota Medical Solutions, LLC	Minnesota, USA
MJ Distributing C201, LLC	Nevada, USA
MJ Distributing P132, LLC	Nevada, USA
Resurgent Biosciences, Inc.	Delaware, USA
Retail Management Associates, LLC	Arizona, USA
Verdant Grove, Inc.	Massachusetts, USA
Vireo Health de Puerto Rico, Inc.	Puerto Rico
Vireo Health of Nevada 1, LLC	Nevada, USA
Vireo Health of New Mexico, LLC	Delaware, USA
Vireo Health of New York, LLC	New York, USA
Vireo Health of Puerto Rico, LLC	Delaware, USA
Vireo Health, Inc.	Delaware, USA
Vireo of Charm City, LLC	Maryland, USA
XAAS Agro, Inc.	Puerto Rico

The entities listed are wholly owned or effectively controlled by the Company and have been formed or acquired to support the intended operations of the Company, and all intercompany transactions and balances have been eliminated in the Company's unaudited condensed consolidated financial statements. Red Barn Growers, Inc. and all New Mexico assets and liabilities were divested in June of 2023.

Recently adopted accounting pronouncements

None.

Net loss per share

Basic net loss per share is computed by dividing reported net loss by the weighted average number of common shares outstanding for the reported period. Diluted net loss per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock of the Company during the reporting period. Diluted net loss per share is computed by dividing net loss by the sum of the weighted average number of common shares and the number of potential dilutive common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of vested share options and the incremental shares issuable upon conversion of the convertible notes. Potential dilutive common share equivalents consist of stock options, warrants, and restricted stock units.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. The Company recorded a net loss for the three and nine month periods ended September 30, 2024, and 2023, presented in these financial statements, and as such there is no difference between the Company’s basic and diluted net loss per share for these periods.

The anti-dilutive shares outstanding for the nine month periods ended September 30, 2024, and 2023 were as follows:

	September 30,
	2024	2023
Stock options	31,440,328	29,633,217
Warrants	19,134,522	9,437,649
RSUs	4,107,749	2,714,491
Convertible debt	—	42,074,926
Total	54,682,599	83,860,283

Revenue Recognition

The Company’s primary source of revenue is from wholesale of cannabis products to dispensary locations and direct retail sales to eligible customers at Company-owned dispensaries. Substantially all of the Company’s retail revenue is from the direct sale of cannabis products to adult-use and medical customers.

The following table represents the Company’s disaggregated revenue by source:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Retail	$19,740,787	$20,147,074	$60,159,246	$53,761,973
Wholesale	5,424,556	4,528,071	14,201,659	10,198,152
Total	$25,165,343	$24,675,145	$74,360,905	$63,960,125

New accounting pronouncements not yet adopted

ASU 2023-07 In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment's profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has not adopted the standard for the interim periods presented herein, but will adopt the standard on or before December 31, 2024. This ASU will result in additional required disclosures when adopted, where applicable.

ASU 2023-09 In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. Once adopted, this ASU will result in additional disclosures.

3. Business Combinations and Dispositions

Assets Held for Sale

As of September 30, 2024, the Company identified property and equipment, deposits, and lease assets and liabilities associated with the businesses in New York, Nevada, and Massachusetts with carrying amounts that are expected to be recovered principally through sale or disposal rather than through continuing use. The sale of these assets and liabilities is highly probable, they can be sold in their immediate condition, and the sales are expected to occur within the next twelve months. As such, these assets and liabilities have been classified as “held for sale.” Management does not believe these divestitures represent a strategic shift that has or will have a major effect on an entity’s operations and financial results, and as such, none of these divestitures are considered a discontinued operation. The carrying value of these net assets did not exceed fair value less expected cost to sell, and as such, the Company recorded no impairment loss. Assets and liabilities held for sale are as follows:

Assets held for sale	September 30,	December 31,
	2024	2023
Property and equipment	$88,793,895	$86,864,965
Intangible assets	972,000	662,500
Operating lease, right-of-use asset	3,381,612	3,381,612
Deposits	1,870,233	304,194
Total assets held for sale	$95,017,740	$91,213,271

Liabilities held for sale
Right of Use Liability	$88,437,021	$88,326,323
Total liabilities held for sale	$88,437,021	$88,326,323

Current assets and liabilities held by our New York business have not been classified as held for sale. Pre-tax operating losses attributable to the New York business were $12,152,587 and $10,099,014 for the nine months ended September 30, 2024 and 2023, respectively.

4. Fair Value Measurements

The Company complies with ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Items measured at fair value on a non-recurring basis

The Company’s non-financial assets, such as prepayments and other current assets, long lived assets, including property and equipment and intangible assets, are measured at fair value when there is an indicator of impairment and are recorded at fair value only when an impairment charge is recognized. No indicators of impairment existed as of September 30, 2024, and therefore no impairment charges were recorded.

The carrying value of the Company’s accounts receivable, accounts payable, and accrued liabilities approximate their fair value due to their short-term nature, and the carrying value of notes receivable, long-term debt, and convertible debt approximates fair value as they bear a market rate of interest.

The carrying value of the Company’s warrants held  utilize Level 3 inputs given there is no market activity for the asset. The inputs used are further described in Note 19.

5. Accounts Receivable

Trade receivables are comprised of the following items:

	September 30,	December 31,
	2024	2023
Trade receivable	$2,673,965	$2,256,763
Tax withholding receivable	174,660	174,660
Other	—	655,217
Total	$2,848,625	$3,086,640

Included in the trade receivables, net balance at September 30, 2024, and December 31, 2023, is an allowance for doubtful accounts of  $99,736 and $95,686, respectively. Included in the tax withholding receivable, net balance at September 30, 2024, and December 31, 2023, is an allowance for doubtful accounts of $159,275.

6. Notes Receivable

As of September 30, 2024, the Company had $0 (December 31, 2023 - $3,750,000) in notes receivable. During the nine months ended September 30, 2024, the Company received $3,600,000 in proceeds related to the repayment of the $3,750,000 note receivable, which was consideration received in connection with the divestiture of the Company’s Pennsylvania operations in 2020. The Company considers the note receivable to be fully paid. The $150,000 difference between the face value of the note and proceeds received is included in other expense on the unaudited condensed consolidated statements of net loss and comprehensive loss.

7. Inventory

Inventory is comprised of the following items:

	September 30	December 31,
	2024	2023
Work-in-progress	$13,118,519	$13,058,348
Finished goods	5,805,958	5,278,331
Other	921,450	949,191
Total	$19,845,927	$19,285,870

Inventory is written down for any obsolescence, spoilage and excess inventory or when the net realizable value of inventory is less than the carrying value. Inventory valuation adjustments included in cost of sales on the statements of net loss and comprehensive loss is comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Work-in-progress	$433,283	$1,024,225	$231,583	$1,580,264
Finished goods	(40,283)	(40,029)	(101,583)	(16,392)
Total	$393,000	$984,196	$130,000	$1,563,872

8. Prepayments and other current assets

Prepayments and other current assets are comprised of the following items:

	September 30,	December 31,
	2024	2023
Prepaid Insurance	$1,015,178	$806,610
Other Prepaid Expenses	817,813	529,624
Total	$1,832,991	$1,336,234

9. Property and Equipment, Net

Property and equipment, net consisted of the following:

	September 30	December 31,
	2024	2023
Land	$863,105	$863,105
Buildings and leasehold improvements	16,259,882	15,124,915
Furniture and equipment	7,240,644	7,807,250
Software	39,388	242,204
Vehicles	447,478	284,000
Construction-in-progress	7,770,507	128,220
Right of use asset under finance lease	7,572,566	7,938,138
	40,193,570	32,387,832
Less: accumulated depreciation	(9,684,390)	(9,096,649)
Total	$30,509,180	$23,291,183

For the nine months ended September 30, 2024, and 2023, total depreciation on property and equipment was $1,901,198 and $2,223,540, respectively. For the nine months ended September 30, 2024, and 2023, accumulated amortization of the right of use asset under finance lease amounted to $2,408,998 and $2,221,116, respectively. The right of use asset under finance lease of $7,572,566 consists of leased processing and cultivation premises. The Company capitalized into inventory $1,678,435 and $1,846,419 relating to depreciation associated with manufacturing equipment and production facilities for the nine months ended September 30, 2024, and 2023, respectively. The capitalized depreciation costs associated are added to inventory and expensed through cost of sales product cost on the unaudited condensed consolidated statements of net loss and comprehensive loss.

As of September 30, 2024 and 2023, in conjunction with the Company’s held for sale assessment and disposal of certain long-lived assets, the Company evaluated whether property and equipment showed any indicators of impairment, and it was determined that the recoverable amount of certain net assets was above book value. As a result, the Company recorded no impairment charge on property and equipment, net.

10. Leases

Components of lease expenses are listed below:

	September 30,	September 30,
	2024	2023
Finance lease cost
Amortization of ROU assets	$410,013	$557,817
Interest on lease liabilities	10,654,530	8,409,687
Operating lease costs	1,412,489	1,472,588
Total lease costs	$12,477,032	$10,440,092

Future minimum lease payments (principal and interest) on the leases are as follows:

	Operating Leases	Finance Leases
	September 30, 2024	September 30, 2024	Total
2024	$560,981	$3,416,902	$3,977,883
2025	3,047,603	13,773,155	16,820,758
2026	2,727,346	14,183,661	16,911,007
2027	2,474,144	14,606,527	17,080,671
2028	2,254,049	15,042,128	17,296,177
Thereafter	7,824,515	218,572,918	226,397,433
Total minimum lease payments	$18,888,638	$279,595,291	$298,483,929
Less discount to net present value	(4,111,939)	(185,628,604)	(189,740,543)
Less liabilities held for sale	(2,837,202)	(85,599,819)	(88,437,021)
Present value of lease liability	$11,939,497	$8,366,868	$20,306,365

The Company has entered into various lease agreements for the use of buildings used in production and retail sales of cannabis products.

On February 22, 2024, the Company executed a lease for cannabis cultivation and manufacturing facilities. Per the terms of the lease the landlord agreed to provide the Company with $2,000,000 of tenant improvement allowances. Rent will not commence until January 1, 2025, at which time monthly base rent will be $82,500. Starting January 1, 2025, the Company has the option to purchase the property. The initial purchase price is $13,000,000 increasing by 3% at the start of each calendar year until the option expires on December 31, 2028. The lease expires on December 31, 2034.

On February 24, 2023, the Company signed the fourth amendment to the existing lease agreements for the cultivation and processing facilities in New York. The amendment provides for additional tenant improvements of $4,000,000 and increases base rent by $50,000 a month.

Supplemental cash flow information related to leases:

	September 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Lease principal payments - finance	$162,405	$1,414,698
Lease principal payments - operating	633,540	—
Non-cash additions to ROU assets	9,270,915	—
Amortization of operating leases	531,359	670,782

Other information about lease amounts recognized in the financial statements:

	September 30,
	2024	2023
Weighted-average remaining lease term (years) – operating leases	7.85	4.27
Weighted-average remaining lease term (years) – finance leases	16.34	17.14
Weighted-average discount rate – operating leases	8.16%	15.00%
Weighted-average discount rate – finance leases	16.20%	15.31%

11. Intangibles

Intangible assets are comprised of the following items:

Licenses & Trademarks
Balance, December 31, 2022	$8,776,946
Divestitures	(409,239)
Additions	1,090,919
Amortization	(728,419)
Write off	(11,630)
Balance, December 31, 2023	$8,718,577
Amortization	(614,437)
Balance, September 30, 2024	$8,104,140

Amortization expense for intangibles was $204,813 and $614,437 during the three and nine months ended September 30, 2024, respectively, and $204,813 and $523,607 during the three and nine months ended September 30, 2023, respectively. The Company capitalized into inventory $24,778 (2023 - $24,779) and $74,336 (2023 - $24,779) of amortization for the three and nine months ended September 30, 2024, respectively. Amortization expense is recorded in operating expenses on the unaudited condensed consolidated statements of net loss and comprehensive loss.

The Company estimates that amortization expense will be $819,655 per year for the next five fiscal years.

12. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are comprised of the following items:

	September 30,	December 31,
	2024	2023
Accounts payable – trade	$3,757,200	$1,769,346
Accrued Expenses	4,297,047	4,852,648
Taxes payable	192,716	218,563
Contract liability	921,785	833,832
Total accounts payable and accrued liabilities	$9,168,748	$7,674,389

13. Long-Term Debt

During 2017, the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019, the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company repaid the note in full during the nine months ended September 30, 2024.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal.  The remaining principal balance of $1,000,000 is due on November 19, 2024, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind (“PIK”) interest payable monthly. In connection with the Credit Facility, the Company also pays a monthly credit monitoring fee in the amount of $130,400 which is included in interest expense in the consolidated statements of loss and comprehensive loss for the nine months ended September 30, 2024 and 2023.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Vireo Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to PIK interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 using a fair value per share of $0.094 and considered a deferred financing cost. The fair value per share reflects a 22% discount to the market price at the time of issuance to account for the four-month trading lock-up imposed on the shares. The amendment also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

On April 30, 2024, the Company executed a short-term extension of the maturity date on the Credit Facility with the Agent. The Credit Facility was extended until June 14, 2024, matching all other terms of the existing agreement. On June 14, 2024, another short-term extension was executed which extended the maturity date on the Credit Facility to July 31, 2024, matching all other terms of the existing agreement.

On May 21, 2024 the Company executed a $1,200,000 term loan with the Agent to assist with the purchase of a site for a new dispensary location. The loan bears an interest rate of 12.0% and is due on May 28, 2027. Financing costs of $68,600 were incurred in connection with the closing of the loan.

On July 31, 2024, the Company executed a ninth amendment to the Company’s Credit Facility. The ninth amendment to the Company’s Credit Facility extends the maturity date on the Credit Facility loans to January 29, 2027, adjusts and extends the deadline with respect to the Company’s ongoing disposition of its New York operations through July 31, 2025, and amends certain financial measure definitions and covenants within the agreement. The Company issued 12,500,000 Subordinate Voting Shares to the lenders in consideration for the credit facility amendment. These 15,000,000 shares were valued at $5,387,500 using a fair value per share of $0.431 and considered a deferred financing cost.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of September 30, 2024, $5,089,311 (December 31, 2023 - $1,524,531) of deferred financing costs remain unamortized.

The following table shows a summary of the Company’s long-term debt:

	September 30,	December 31,
	2024	2023
Beginning of period	$60,220,535	$58,028,604
Proceeds	1,200,000	—
Principal repayments	(1,098,000)	(2,976,362)
Deferred financing costs	(5,456,100)	(1,407,903)
PIK interest	1,219,451	1,607,032
Amortization of deferred financing costs	1,891,320	4,969,164
End of period	57,977,206	60,220,535
Less: current portion	1,144,000	60,220,535
Total long-term debt	$56,833,206	$—

As of September 30, 2024, stated maturities of long-term debt were as follows:

2024	$1,144,000
2025	—
2026	—
2027	56,833,206
Total	$57,977,206

14. Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, comprised of 6.0% cash and 6.0% PIK. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all PIK and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all PIK interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid PIK interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of  September 30, 2024, $0 (December 31, 2023 - $1,083,697) of deferred financing costs remain unamortized.

On July 31, 2024, the holders voluntarily converted all outstanding convertible notes into 73,016,061 Subordinate Voting Shares of the Company.

The following table shows a summary of the Company’s convertible debt:

	September 30,	December 31,
	2024	2023
Beginning of period	$9,140,257	$—
Proceeds	—	10,000,000
Deferred financing costs	—	(1,346,793)
PIK interest	363,376	223,954
Amortization of deferred financing costs	270,924	263,096
Conversion	(9,774,557)	—
End of period	$—	9,140,257
Less: current portion	—	—
Total convertible debt	$—	$9,140,257

15. Stockholders’ Equity

Shares

The Company’s certificate of incorporation authorized the Company to issue the following classes of shares with the following par value and voting rights as of September 30, 2024. The liquidation and dividend rights are identical among shares equally in the Company’s earnings and losses on an as converted basis.

	Par Value	Authorized	Voting Rights
Subordinate Voting Share (“SVS”)	—	Unlimited	1 vote for each share
Multiple Voting Share (“MVS”)	—	Unlimited	100 votes for each share
Super Voting Share	—	Unlimited	1,000 votes for each share

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to one hundred votes for each Multiple Voting Share held.

Multiple Voting Shares each have the restricted right to convert to one hundred Subordinate Voting Shares subject to adjustments for certain customary corporate changes.

Super Voting Shares

Holders of Super Voting Shares are entitled to one thousand votes per Super Voting Share. Each Super Voting share is convertible into one Multiple Voting Share.

Shares Issued

During the nine months ended September 30, 2024, 32,879 Multiple Voting Shares were converted into 3,287,900 Subordinate Voting Shares for no additional consideration.

During the nine months ended September 30, 2024, 12,500,000 Subordinate Voting Shares were issued to the Company’s senior secured lender in connection with the ninth amendment to the Company’s credit agreement (Note 13).

During the nine months ended September 30, 2024, 1,300,078 Subordinate Voting Shares were issued to the Company’s senior secured lender, Chicago Atlantic Opportunity Portfolio, LP, for $700,000 of proceeds.

During the nine months ended September 30, 2024, the holders of the Company’s Convertible Notes voluntarily converted all outstanding convertible notes into 73,016,061 Subordinate Voting Shares of the Company

During the nine months ended September 30, 2024, employee stock options were exercised for 50,000 Subordinate Voting Shares. Proceeds from this transaction were $16,500.

During the nine months ended September 30, 2024, stock warrants were exercised for 303,127 Subordinate Voting Shares. Proceeds from these transactions were $43,953.

During the nine months ended September 30, 2023, the Company issued the 15,000,000 Subordinate Voting Shares to its senior secured lender, Chicago Atlantic Admin, LLC, an affiliate of Green Ivy Capital, and a group of lenders in connection with the fifth amendment to its Credit Facility signed on March 31, 2023 (Note 13).

During the nine months ended September 30, 2023, 65,411 Super Voting Shares were redeemed for 6,541,100 Subordinate Voting Shares

During the nine months ended September 30, 2023, 702 Multiple Voting Shares were redeemed for 70,200 Subordinate Voting Shares

16. Stock-Based Compensation

Stock Options

In January 2019, the Company adopted the 2019 Equity Incentive Plan under which the Company may grant incentive stock options, restricted shares, restricted share units, or other awards. Under the terms of the plan, a total of ten percent of the number of shares outstanding assuming conversion of all super voting shares and Multiple Voting Shares to Subordinate Voting Shares are permitted to be issued. The exercise price for incentive stock options issued under the plan will be set by the Compensation Committee but will not be less 100% of the fair market value of the Company’s shares on the date of grant. Incentive stock options have a maximum term of 10 years from the date of grant. The incentive stock options vest at the discretion of the Board of Directors.

Options granted under the equity incentive plan were valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30,	September 30,
	2024	2023
Risk-Free Interest Rate	3.88%	3.81%
Weighted Average Exercise Price	$0.49	$0.25
Weighted Average Stock Price	$0.49	$0.25
Expected Life of Options (years)	7.00	6.12
Expected Annualized Volatility	100.00%	100.00%
Grant Fair Value	$0.41	$0.13
Expected Forfeiture Rate	N/A	N/A
Expected Dividend Yield	N/A	N/A

Stock option activity for the nine months ended September 30, 2024, and for the year ended December 31, 2023, is presented below:

		Weighted Average	Weighted Avg.
	Number of Options	Exercise Price	Remaining Life
Balance, December 31, 2022	23,547,558	$0.66	7.30
Forfeitures	(4,137,079)	0.82	—
Granted	10,558,845	0.25	6.42
Balance, December 31, 2023	29,969,324	$0.50	6.18
Forfeitures	(952,835)	0.77	—
Exercised	(50,000)	0.33	—
Granted	2,473,839	0.49	—
Options Outstanding at September 30, 2024	31,440,328	$0.49	5.72

Options Exercisable at September 30, 2024	26,718,615	$0.42	5.29

During the three and nine month periods ended September 30, 2024, the Company recognized $615,215 and $641,196 in stock-based compensation relating to stock options, respectively. During the three and nine month periods ended September 30, 2023, the Company recognized $248,000 and $2,247,635 in stock-based compensation relating to stock options, respectively. As of September 30, 2024, the total unrecognized compensation costs related to unvested stock options awards granted was $549,340. In addition, the weighted average period over which the unrecognized compensation expense is expected to be recognized is approximately 1.4 years. The total intrinsic value of stock options outstanding and exercisable as of September 30, 2024, was $4,884,187 and $4,432,386, respectively.

The Company does not estimate forfeiture rates when calculating compensation expense. The Company records forfeitures as they occur.

Warrants

Subordinate Voting Share (SVS) warrants entitle the holder to purchase one Subordinate Voting Share of the Company.

A summary of the warrants outstanding is as follows:

	Number of	Weighted Average	Weighted Average
SVS Warrants	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2022	150,000	$1.49	2.00
Granted	16,250,000	0.20	5.00
Warrants outstanding at December 31, 2023	16,400,000	$0.21	4.57
Granted	—	—	—
Exercised	(303,127)	0.145	—
Warrants outstanding at September 30, 2024	16,096,873	$0.21	3.82

Warrants exercisable at September 30, 2024	16,096,873	$0.21	3.82

	Number of	Weighted Average	Weighted Average
SVS Warrants Denominated in C$	Warrants	Exercise Price	Remaining Life
Warrants outstanding at December 31, 2022	3,037,649	$3.50	3.23
Granted	—	—	—
Warrants outstanding at December 31, 2023	3,037,649	$3.50	2.23
Granted	—	—	—
Warrants outstanding at September 30, 2024	3,037,649	$3.50	1.48

Warrants exercisable at September 30, 2024	3,037,649	$3.50	1.48

During both the three and nine month periods ended September 30, 2024, $0 in stock-based compensation expense was recorded in connection with outstanding warrants. During the three and nine month periods ended September 30, 2023, ($3,820) and $1,244,404 was recorded in connection with outstanding warrants.

Restricted Stock Units (“RSUs”)

The expense associated with RSUs is based on the closing share price of the Company’s subordinate voting shares on the business day immediately preceding the grant date, adjusted for the absence of future dividends and is amortized on a straight-line basis over the periods during which the restrictions lapse. The Company currently has RSUs that vest over a three year period. The awards are generally subject to forfeiture in the event of termination of employment. During the three and nine months ended September 30, 2024, the Company recognized $689,704 and $782,944, respectively, in stock-based compensation expense related to RSUs. During the three and nine month periods ended September 30, 2023, the Company recognized $52,437 and $517,376, respectively, in stock-based compensation expense related to RSUs.

A summary of RSUs is as follows:

		Weighted Avg.
	Number of Shares	Fair Value
Balance, December 31, 2022	3,221,677	$0.81
Forfeitures	(678,666)	0.54
Balance, December 31, 2023	2,543,011	0.88
Granted	1,728,458	0.50
Forfeitures	(163,720)	0.54
Balance, September 30, 2024	4,107,749	0.73

Vested at September 30, 2024	2,253,298	$0.71

17. Commitments and Contingencies

Legal proceedings

Schneyer

On February 25, 2019, Dr. Mark Schneyer (“Schneyer”) filed a lawsuit in Minnesota District Court, Fourth District (the “Court”), on his own behalf and, derivatively, on behalf of Dorchester Capital, LLC, naming Vireo Health, Inc. (“Vireo U.S.”), Dorchester Management, LLC (“Dorchester Management”), and Dorchester Capital, LLC (“Capital”), as defendants. The essence of the claims made by Schneyer is Vireo U.S. paid an inadequate price for MaryMed, LLC (“MaryMed”), which it purchased from Capital in 2018, and that the consideration given – shares of preferred stock in Vireo U.S. – was distributed inappropriately by Capital at the direction of Dorchester Management (the managing member of Capital). Schneyer, who is a Class B member of Capital, sought unspecified damages in excess of $50,000 and other relief. Dorchester Management, LLC is an affiliated entity to Vireo U.S. and was previously used as a management company over Dorchester Capital, LLC. It no longer has active operations following Vireo Health, Inc.’s acquisition of MaryMed, LLC in 2018. It was owned and controlled by Kyle E. Kingsley and Amber H. Shimpa, executive officers and directors of Vireo U.S. and the Company.

While Vireo U.S. continues to believe that Schneyer’s claims lack merit, it agreed to settle the litigation in April 2023 to avoid the expense, distraction and risk of the pre-trial and trial processes. Entering into this settlement in no way changed the defendants’ position that they did nothing wrong and that the claims were baseless.

Verano

On January 31, 2022, the Company entered into the Arrangement Agreement with Verano, pursuant to which Verano was to acquire all of the issued and outstanding shares of Vireo Growth pursuant to a Plan of Arrangement. Subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, holders of Vireo Growth Shares would receive 0.22652 of a Verano Subordinate Voting Share, subject to adjustment as described below, for each Subordinate Voting Share held, and 22.652 Verano Subordinate Voting Shares for each Multiple Voting Share and Super Voting Share held, immediately prior to the effective time of the Arrangement.

On October 13, 2022, Vireo Growth received a notice of purported termination of the Arrangement Agreement (the “Notice”) from Verano. The Notice asserted certain breaches of the Arrangement Agreement, including claims the Company’s public filings and communications with respect to its business and ongoing operations were misleading and that the Company breached its representations to Verano under the Arrangement Agreement. Verano also claimed, as a result of such breaches, it is entitled to payment of a $14,875,000 termination fee and its transaction expenses. Vireo Growth denies all of Verano’s allegations and affirmatively asserts that it has complied with its obligations under the Arrangement Agreement, and with its disclosure obligations under US and Canadian law, in all material respects at all times. The Company believes that Verano has no factual or legal basis to justify or support its purported termination of the Arrangement Agreement, which the Company determined to treat as a repudiation of the Arrangement Agreement.

On October 21, 2022, Vireo Growth commenced an action in the Supreme Court of British Columbia against Verano after Verano wrongfully repudiated the Arrangement Agreement. The Company is seeking damages, costs and interest, based on Verano's breach of contract and of its duty of good faith and honest performance.

On November 14, 2022, Verano filed counterclaims against the Company for the termination fee and transaction expenses described above.

On July 31, 2023, the Company filed a requisition for adjournment of its application filed July 14, 2023, and set for hearing on July 31, 2023 to compel Verano’s compliance with document production based upon the Company’s belief that Verano was engaging in tactics to delay the litigation.

Throughout 2023, the Company served 4 lists of documents, reviewed document production from Verano, and prepared for examinations for discovery.

On May 2, 2024, the Company filed an application with the Supreme Court of British Columbia for summary determination. The Company is seeking substantial damages, specifically US $860.9 million, as well as other costs and legal fees, based on Verano’s breach of contract and of its duty of good faith and honest performance.

Due to uncertainties inherent in litigation, it is not possible for Vireo Growth to predict the timing or final outcome of the legal proceedings against Verano or to determine the amount of damages, if any, that may be awarded.  The damages sought will be significant and material given that Verano’s breach left the Company in a vulnerable position resulting in the Company being constrained in its ability to fund growth initiatives that were desirable and that its competitors were able to undertake, most notably in Minnesota and New York markets.

Lease commitments

The Company leases various facilities, under non-cancelable finance and operating leases, which expire at various dates through September 2041.

18. Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of the following items:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Salaries and benefits	$3,635,658	$3,844,445	$10,814,786	$11,507,372
Professional fees	1,026,305	687,007	4,324,986	3,273,733
Insurance expenses	435,789	656,100	1,414,059	1,967,588
Marketing	239,932	161,782	651,892	613,963
Other expenses	1,573,594	1,399,980	4,321,399	4,602,920
Total	$6,911,278	$6,749,314	$21,527,122	$21,965,576

19. Other Income (Expense)

The CARES Act provides an employee retention credit (“CARES Employee Retention credit”), which is a refundable tax credit against certain employment taxes of up to $5,000 per employee for eligible employers. The tax credit is equal to 50% of qualified wages paid to employees during a quarter, capped at $10,000 of qualified wages per employee through December 31, 2020. Additional relief provisions were passed by the United States government, which extend and slightly expand the qualified wage caps on these credits through December 31, 2021. Based on these additional provisions, the tax credit is now equal to 70% of qualified wages paid to employees during a quarter, and the limit on qualified wages per employee has been increased to $10,000 of qualified wages per quarter. The Company applied for and received the tax credit under the CARES Act. During the three and nine months ended September 30, 2024, the Company recorded and received $815,422 (2023 - $4,650,264) related to the CARES Employee Retention credit in other income on the unaudited condensed consolidated statement of loss and comprehensive loss for the three and nine months ended September 30, 2024 and 2023.

On May 25, 2023, the Company and Grown Rogue International, Inc. (“Grown Rogue”) entered into a strategic agreement whereby Grown Rogue will support Vireo Growth in the optimization of its cannabis flower products. As part of this strategic agreement (the “Consulting Agreement”) Grown Rogue granted the Company 8,500,000 warrants to purchase subordinate voting shares of Grown Rogue on October 5, 2023. These warrants were valued at $5,221,971 on September 30, 2024 using a stock price of $0.70, an exercise price of $0.167, an expected life of 4.02 years, an annual risk free rate of 3.58%, and volatility of 100%. The change in fair value for the three and nine months ended September 30, 2024, of $354,328 and $3,284,619, respectively, was recorded as other income in the unaudited condensed consolidated statement of loss and comprehensive loss for the three and nine months ended September 30, 2024.

20. Supplemental Cash Flow Information(1)

	September 30,	September 30,
	2024	2023
Cash paid for interest	$20,355,166	$18,214,889
Cash paid for income taxes	—	1,055,235
Change in construction accrued expenses	(280,999)	10,475,367
Stock issued in connection with financing activities	5,387,500	—

(1)	For supplemental cash flow information related to leases, refer to Note 10.

21. Financial Instruments

Credit risk

Credit risk is the risk of loss associated with counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to cash, and accounts receivable. A small portion of cash is held on hand, from which management believes the risk of loss is remote. Receivables relate primarily to wholesale sales. The Company does not have significant credit risk with respect to customers. The Company’s maximum credit risk exposure is equivalent to the carrying value of these instruments. The Company has been granted licenses pursuant to the laws of the states of Maryland, Minnesota, and New York with respect to cultivating, processing, and/or distributing marijuana. Presently, this industry is illegal under United States federal law. The Company has adhered, and intends to continue to adhere, strictly to the applicable state statutes in its operations.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As of September 30, 2024, the Company’s financial liabilities consist of accounts payable, accrued liabilities, debt, convertible debt, liabilities held for sale, and uncertain tax liabilities. The Company manages liquidity risk by reviewing its capital requirements on an ongoing basis. Historically, the Company’s main source of funding has been additional funding from investors and debt issuances. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity or debt financing.

Legal Risk

Vireo Growth operates in the United States. The U.S. federal government regulates drugs through the Controlled Substances Act (21 U.S.C. § 811), which places controlled substances, including cannabis, in a schedule. Cannabis is classified as a Schedule I drug. Under U.S. federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the U.S., and a lack of accepted safety for the use of the drug under medical supervision. The U.S. Food and Drug Administration has not approved marijuana as a safe and effective drug for any indication. In the U.S. marijuana is largely regulated at the state level. State laws regulating cannabis are in direct conflict with the federal Controlled Substances Act, which makes cannabis use and possession federally illegal.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign currency rates. Given the Company’s financial transactions are rarely denominated in a foreign currency, there is minimal foreign currency risk exposure.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company currently carries variable interest-bearing debt subject to fluctuations in the United States Prime rate. A change of 100 basis points in interest rates during the nine months ended September 30, 2024, would have resulted in a corresponding change in the statement of loss and comprehensive loss of $420,133.

22. Related Party Transactions

As of September 30, 2024, and December 31, 2023, there were $0 and $121,846 due to related parties, respectively.

23. Subsequent Events

On October 9, 2024, the Company and Grown Rogue, mutually agreed to terminate the Consulting Agreement between the parties dated May 24, 2023, as amended September 20, 2023, effective September 30, 2024. As part of the termination agreement, Vireo Growth forfeited 4.5 million of the 8.5 million Grown Rogue warrants the Company received under the Consulting Agreement and paid Grown Rogue a lump sum termination fee of $800,000.

On October 10, 2024, Joshua Rosen, Chief Executive Officer, Interim Chief Financial Officer and Director of the Company resigned from all of his positions with the Company. In conjunction with this event, the parties entered into a separation agreement (“Separation Agreement”) dated October 9, 2024 that provides, among other things, for the grant of 500,000 restricted stock units, which vest in 12 equal installments commencing January 1, 2025 and ending on December 1, 2025 and 500,000 immediately exercisable stock options with an exercise price per share of $0.50. Such options expire October 9, 2027. Further, Mr. Rosen will receive salary continuation for two years at a rate of $300,000 per year. Pursuant to the Separation Agreement, the vesting of 250,000 options granted to Mr. Rosen in August 2024 were accelerated and are exercisable until October 9, 2027.

On November 1, 2024, the Company entered into a Joinder and Tenth Amendment to the Credit Facility, which provides a financing commitment of up to $10.0 million in aggregate principal amount of convertible notes (the “Convertible Notes”). These Convertible Notes are being funded by the Company’s senior secured lender and its affiliates. The Convertible Notes have a term of three years, with a cash interest rate of 12.0 percent, and such interest shall be paid in cash on the last business day of each calendar month. All accrued and unpaid interest shall be payable in full on the maturity date or earlier date of prepayment, in each case adjusted for any period of less than one calendar month, if applicable. The Convertible Notes are convertible at the option of lender, in whole but not in part in a single transaction,  at any time into that number of Subordinate Voting Shares of the Company determined by dividing the outstanding principal amount plus all accrued but unpaid interest on the Convertible Notes on the date of such conversion by a conversion price  equal to $0.625.

,

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the financial information and the notes thereto included in Part I, Item 1 of this Quarterly Report on Form 10-Q. Some of the information contained in this discussion and analysis or set forth elsewhere in this Quarterly Report on Form 10-Q, including information with respect to our outlook, plans and strategy for our business and potential financing, includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or “forward-looking information” within the meaning of Canadian securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “remain,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “would,” “should,” “potential,” “intention,” “strategy,” “strategic,” “approach,” “subject to,” “possible,” “pending,” “if,” or the negative or plural of these words or similar expressions or variations. Such forward-looking statements and forward-looking information are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements or forward-looking information. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this Quarterly Report on Form 10-Q and those discussed in the section titled “Risk Factors” set forth in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023, as amended, and in our other SEC and Canadian public filings. Such forward-looking statements reflect our beliefs and opinions on the relevant subject based on information available to us as of the date of this report, and while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. You should not rely upon forward-looking statements or forward-looking information as predictions of future events. Furthermore, such forward-looking statements or forward-looking information speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

Amounts are presented in United States dollars, except as otherwise indicated.

Overview of the Company

Vireo Growth is a cannabis company whose mission is to provide safe access, quality products and value to its customers while supporting its local communities through active participation and restorative justice programs. The Company is evolving with the industry and is in the midst of a transformation to being significantly more customer-centric across its operations, which include cultivation, manufacturing, wholesale and retail business lines. With our core operations strategically located in three limited-license markets through our state-licensed subsidiaries, we cultivate and manufacture cannabis products and distribute these products through our growing network of Green Goods® and other retail dispensaries we own or operate as well as to third-party dispensaries in the markets in which our subsidiaries hold operating licenses.

The termination of the Arrangement Agreement with Verano (as more fully described in Note 17 – Commitments and Contingencies – of our notes to our consolidated financial statement contained herein) gives rise to substantial doubt about the Company’s ability to continue as a going concern. Company management is working with the Company’s lenders, counsel, and other applicable parties to implement a plan to effectively mitigate the conditions giving rise to substantial doubt. Elements of this plan may include, but are not limited to, asset sales, debt restructuring, and capital raises. The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. However, the Company’s continuance as going concern is dependent on its future profitability and implementation of the aforementioned plan. The Company may not be successful in these efforts.

Three months ended September 30, 2024, Compared to Three months ended September 30, 2023

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our fourteen dispensaries in three states and our wholesale sales to third parties in three states. For the three months ended September 30, 2024, 78% of our revenue was generated from retail dispensaries and 22% from the wholesale business. For the three months ended September 30, 2023, 82% of our revenue was generated from retail business and 18% from wholesale business.

For the three months ended September 30, 2024, Minnesota operations contributed approximately 46% of revenues, New York contributed 11%, and Maryland contributed 43%. For the three months ended September 30, 2023, Minnesota operations contributed approximately 48% of revenues, New York contributed 14%, and Maryland contributed 38%.

Revenue for the three months ended September 30, 2024, was $25,165,343, an increase of $490,198 or 2% compared to revenue of $24,675,145 for the three-months ended September 30, 2023. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the ramp up in adult-use sales, which commenced on July 1, 2023, partially offset by the decrease in New York revenues.

Retail revenue for the three months ended September 30, 2024, was $19,740,787 a decrease of $406,287 or 2% compared to retail revenue of $20,147,074 for the three months ended September 30, 2023, primarily due to decreased revenue contributions from the New York business.

Wholesale revenue for the three months ended September 30, 2024, was $5,424,556, an increase of $896,485 compared to wholesale revenue of $4,528,071 for the three months ended September 30, 2023. The increase was primarily due to increased revenue contributions from the Maryland business driven by the ramp up in adult-use sales, which commenced on July 1, 2023.

	Three Months Ended
	September 30,
	2024	2023	$Change	% Change
Retail:
MN	$11,391,969	$11,791,001	$(399,032)	(3)%
NY	1,428,827	2,185,701	(756,874)	(35)%
MD	6,919,991	6,170,372	749,619	12%
Total Retail	$19,740,787	$20,147,074	$(406,287)	(2)%

Wholesale:
MD	3,956,871	3,152,341	804,530	26%
NY	1,321,224	1,375,730	(54,506)	(4)%
MN	146,461	—	146,461	100%
Total Wholesale	$5,424,556	$4,528,071	$896,485	20%

Total Revenue	$25,165,343	$24,675,145	$490,198	2%
NY	$(2,750,051)	$(3,561,431)	$811,380	(23)%
Total Revenue excluding NY	$22,415,292	$21,113,714	$1,301,578	6%

Cost of Sales and Gross Profit

Gross profit reflects total net revenue less cost of sales. Cost of sales represents the costs attributable to producing bulk materials and finished goods, which includes direct materials, labor, and certain indirect costs such as depreciation, insurance, utilities and valuation adjustments. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

Cost of sales are determined from costs related to the cultivation and processing of cannabis and cannabis-derived products as well as the cost of finished goods inventory purchased from third parties and valuation adjustments.

Cost of sales for the three months ended September 30, 2024, was $12,841,373, an increase of $1,363,616 compared to the three months ended September 30, 2023, of $11,477,757.

Gross profit for the three months ended September 30, 2024, was $12,323,970, representing a gross margin of 49%. This is compared to gross profit for the three months ended September 30, 2023, of $13,197,388 or a 53% gross margin. The decrease was primarily attributable to sales pricing compression in Minnesota and Maryland, and a greater mix of wholesale sales during the three months ended September 30, 2024, relative to the three months ended September 30, 2023.

We believe our current production capacity has not been fully realized and we expect future operations to benefit from increased revenue growth reflective of higher demand, increased product output and new product development. However, we expect gradual price compression as markets mature, which could place downward pressure on our retail and wholesale gross margins.

Total Expenses

Total expenses other than the cost of sales consist of selling costs to support customer relationships, marketing, and branding activities. It also includes a significant investment in the corporate infrastructure required to support ongoing business.

Selling costs generally correlate to revenue. In the short-term as a percentage of sales, we expect selling costs to remain relatively flat.  However, as anticipated positive regulatory developments in our core markets occur, we expect selling costs as a percentage of sales to decrease via growth in our retail and wholesale channels.

General and administrative expenses also include costs incurred at the corporate offices, primarily related to personnel costs, including salaries, benefits, and other professional service costs, as well as corporate insurance, legal and professional fees associated with being a publicly traded company. We expect general and administrative expenses as a percentage of sales to decrease as we realize revenue growth organically and through anticipated positive regulatory developments in our core markets.

Total expenses for the three months ended September 30, 2024, were $8,472,523 an increase of $1,146,629 compared to total expenses of $7,325,894 for the three months ended September 30, 2024. The increase in total expenses is primarily attributable to a increase in stock-based compensation expense driven by the issuance restricted stock unit and option grants during the three months ended September 30, 2024.

Operating Income before Other Income (Expense) and Income Taxes

Operating income before other income (expense) and provision for income taxes for the three months ended September 30, 2024, was $3,851,447 a decrease of $2,020,047 compared to $5,871,494 for the three months ended September 30, 2023.

Total Other Expense

Total other expense for the three months ended September 30, 2024, was $6,392,805, a decrease of $1,227,715 compared to other expense of $7,620,520 for the three months ended September 30, 2023. This change is primarily attributable to increased other income driven by the increasing value of the warrants we hold in Grown Rogue.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the three months ended September 30, 2024, tax expense totaled $2,385,000 compared to tax expense of $3,480,000 for the three months ended September 30, 2023.

Nine months ended September 30, 2024, Compared to nine months ended September 30, 2023

Revenue

We derived our revenue from cultivating, processing, and distributing cannabis products through our fourteen dispensaries in three states and our wholesale sales to third parties in three states. For the nine months ended September 30, 2024, 81% of our revenue was generated from retail dispensaries and 19% from the wholesale business. For the nine months ended September 30, 2023, 84% of our revenue was generated from retail business and 16% from wholesale business.

For the nine months ended September 30, 2024, Minnesota operations contributed approximately 48% of revenues, New York contributed 11%, and Maryland contributed 41%. For the nine months ended September 30, 2023, Minnesota operations contributed approximately 54% of revenues, New York contributed 16%, New Mexico contributed 3%, and Maryland contributed 27%.

Revenue for the nine months ended September 30, 2024, was $74,360,905, an increase of $10,400,780 or 16% compared to revenue of $63,960,125 for the nine months ended September 30, 2023. The increase is primarily attributable to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, partially offset by the decrease in New Mexico revenues, which was divested in June of 2023.

Retail revenue for the nine months ended September 30, 2024, was $60,159,246 an increase of $6,397,273 or 12% compared to retail revenue of $53,761,973 for the nine months ended September 30, 2023, primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023, partially offset by the decrease in New Mexico revenues, which was divested in June of 2023.

Wholesale revenue for the nine months ended September 30, 2024, was $14,201,659 an increase of $4,003,507 compared to wholesale revenue of $10,198,152 for the nine months ended September 30, 2023. The increase was primarily due to increased revenue contributions from the Maryland business driven by the commencement of adult-use sales on July 1, 2023.

	Nine Months Ended
	September 30,
	2024	2023	$ Change	% Change
Retail:
MN	$34,608,015	$33,989,289	$618,726	2%
NY	4,854,423	6,827,278	(1,972,855)	(29)%
NM	—	1,964,285	(1,964,285)	(100)%
MD	20,696,808	10,981,121	9,715,687	88%
Total Retail	$60,159,246	$53,761,973	$6,397,273	12%

Wholesale:
MD	$10,594,167	$6,553,361	$4,040,806	62%
NY	3,454,162	3,605,064	(150,902)	(4)%
NM	—	39,727	(39,727)	(100)%
MN	153,330	—	153,330	100%

Total Wholesale	$14,201,659	$10,198,152	$4,003,507	39%

Total Revenue	$74,360,905	$63,960,125	$10,400,780	16%

NY and NM	$(8,308,585)	$(12,396,627)	$4,088,042	(33)%
Total Revenue excluding NY and NM	$66,052,320	$51,563,498	$14,488,822	28%

Cost of Sales and Gross Profit

Cost of sales for the nine months ended September 30, 2024, was $36,241,865, an increase of $4,330,636 compared to the nine months ended September 30, 2023, of $31,911,229.

Gross profit for the nine months ended September 30, 2024, was $38,119,040, representing a gross margin of 51%. This is compared to gross profit for the nine months ended September 30, 2023, of $32,048,896 or a 50% gross margin. The lack of New Mexico operations, which carried a lower margin, in 2024 is the primary driver of the small increase in margin.

Total Expenses

Total expenses for the nine months ended September 30, 2024, were $23,714,126 a decrease of $3,136,814 compared to total expenses of $26,850,940 for the nine months ended September 30, 2023. The decrease in total expenses is primarily attributable to a decrease in salaries and wages and stock-based compensation expense.

Operating Income before Other Income (Expense) and Income Taxes

Operating income before other income (expense) and provision for income taxes for the nine months ended September 30, 2024, was $14,404,914 an increase of $9,206,958 compared to $5,197,956 for the nine months ended September 30, 2023.

Total Other Expense

Total other expense for the nine months ended September 30, 2024, was $19,941,142, an increase of $513,805 compared to other expense of $19,427,337 for the nine months ended September 30, 2023. This change is primarily attributable to increased interest expenses.

Provision for Income Taxes

Income tax expense is recognized based on the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year-end. For the nine months ended September 30, 2024, tax expense totaled $6,770,000 compared to tax expense of $6,734,871 for the nine months ended September 30, 2023.

NON-GAAP MEASURES

EBITDA is a non-GAAP measure that does not have a standardized definition under the generally accepted accounting principles in the United States of America (“GAAP”). Total Revenues excluding revenues from states where we have divested operations is also a non-GAAP measure that does not have a standardized definition under GAAP. The following information provides reconciliations of the supplemental non-GAAP financial measure EBITDA presented herein to the most directly comparable financial measures calculated and presented in accordance with GAAP.  Reconciliations of the supplemental non-GAAP financial measure Total Revenues that excludes revenues from states where we have divested operations presented herein to the most directly comparable financial measures calculated in accordance with GAAP can be found in the tables above where the measure appears. We have provided these non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believes that the supplemental non-GAAP financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. This supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
Net income (loss)	$(4,926,358)	$(5,229,026)	$(12,306,228)	$(20,964,252)
Interest expense, net	7,363,655	7,915,658	23,604,746	22,795,242
Income taxes	2,385,000	3,480,000	6,770,000	6,734,871
Depreciation & Amortization	256,326	279,963	762,864	875,949
Depreciation and amortization included in cost of sales	582,072	577,132	1,752,770	1,871,197
EBITDA (non-GAAP)	$5,660,695	$7,023,727	$20,584,152	$11,313,007

Liquidity, Financing Activities During the Period, and Capital Resources

We are an early-stage growth company. We are generating cash from sales and deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are for capital expenditures and improvements in existing facilities, product development and marketing, customer, supplier, investor, industry relations, and working capital.

Current management forecasts and related assumptions support the view that we can adequately manage the operational needs of the business.

Credit Facility

During 2017, the Company signed a promissory note payable in the amount of $1,010,000. The note bears interest at a rate of 15% per annum with interest payments required on a monthly basis. In 2019, the Company’s promissory note payable in the amount of $1,010,000 was modified to increase the amount payable to $1,110,000. The Company repaid the note in full during the nine months ended September 30, 2024.

On November 19, 2021, the Company signed a promissory note payable in the amount of $2,000,000 in connection with the acquisition of Charm City Medicus, LLC. The note bears an interest rate of 8% per annum with interest payments due on the last day of each calendar quarter. On November 19, 2023, the Company and lender amended the note. Per the terms of the amendment, the interest rate was modified to 15%, and the Company paid off $1,000,000 of principal.  The remaining principal balance of $1,000,000 is due on November 19, 2024, and the note is secured by 25% of the membership interests in Vireo Health of Charm City, LLC.

On March 25, 2021, the Company entered into a credit agreement for a senior secured delayed draw term loan with an aggregate principal amount of up to $46,000,000 (the “Credit Facility”), and executed a draw of $26,000,000 in principal. The unpaid principal amounts outstanding under the Credit Facility bear interest at a rate of (a) the U.S. prime rate plus 10.375%, payable monthly in cash, and (b) 2.75% per annum paid in kind (“PIK”) interest payable monthly. In connection with the Credit Facility, the Company also pays a monthly credit monitoring fee in the amount of $130,400 which is included in interest expense in the consolidated statements of loss and comprehensive loss for the nine months ended September 30, 2024 and 2023.

On November 18, 2021, the Company and lenders amended the Credit Facility to provide for an additional loan of $4,200,000 with a cash interest rate of 15% per annum and PIK interest of 2% per annum and a maturity date of November 29, 2024. Obligations under the Credit Facility are secured by substantially all the assets of the Company.

On January 31, 2022, Vireo Growth and certain of its subsidiaries, as borrowers (collectively, “Borrowers”), entered into a Third Amendment to the Credit Facility (the “Third Amendment”) providing for additional delayed draw term loans of up to $55 million (the “Delayed Draw Loans”). The cash interest rate on the Delayed Draw Loans under the Third Amendment is equal to the U.S. prime rate plus 10.375%, with a minimum required rate of 13.375% per annum, in addition to PIK interest of 2.75% per annum.

On March 31, 2023, the Company executed a fifth amendment to its Credit Facility with its senior secured lender, Chicago Atlantic Admin, LLC (the "Agent"), an affiliate of Green Ivy Capital, and a group of lenders. The amended credit facility extends the maturity date on its Delayed Draw Loans to April 30, 2024, through the issuance of 15,000,000 Subordinate Voting Shares in lieu of a cash extension fee. These 15,000,000 shares were valued at $1,407,903 using a fair value per share of $0.094 and considered a deferred financing cost. The fair value per share reflects a 22% discount to the market price at the time of issuance to account for the four-month trading lock-up imposed on the shares. The amendment also provides the Company with reduced cash outlays by eliminating required amortization of the loan, and requires the Company to divest certain assets to improve its liquidity position and financial performance. The Company has the potential to extend the maturity date on its Delayed Draw Loans up to January 31, 2026 with the satisfaction of certain financial performance-related conditions.

On April 30, 2024, the Company executed a short-term extension of the maturity date on the Credit Facility with the Agent. The Credit Facility was extended until June 14, 2024, matching all other terms of the existing agreement. On June 14, 2024, another short-term extension was executed which extended the maturity date on the Credit Facility to July 31, 2024, matching all other terms of the existing agreement.

On July 31, 2024, the Company executed a ninth amendment to the Company’s Credit Facility. The ninth amendment to the Credit Facility extends the maturity date on the credit facility loans to January 29, 2027, adjusts and extends the deadline with respect to the Company’s ongoing disposition of its New York operations through July 31, 2025, and amends certain financial measure definitions and covenants within the agreement. The Company issued 12,500,000 Subordinate Voting Shares to the lenders in consideration for the credit facility amendment. These 15,000,000 shares were valued at $5,387,500 using a fair value per share of $0.431 and considered a deferred financing cost.

Unless otherwise specified, all deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of September 30, 2024, $5,089,311 (December 31, 2023 - $1,524,531) of deferred financing costs remain unamortized.

Convertible Notes

On April 28, 2023, the Company closed on a new convertible debt facility which enables the Company to access up to $10,000,000 in aggregate principal amount of convertible notes (the “Convertible Notes”). The convertible facility has a term of three years, with an annual interest rate of 12.0%, comprised of 6.0% cash and 6.0% PIK. The initial tranche's principal amount of Convertible Notes outstanding in the amount of $2,000,000, plus all PIK and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to $0.145. For each future tranche advanced, the principal amount of Convertible Notes outstanding, plus all PIK interest and all other accrued but unpaid interest thereunder, is convertible into Subordinate Voting Shares of the Company at the option of the holders at any time by written notice to the Company, at a conversion price equal to the lesser of $0.145 or a 20.0% premium over the 30-day volume weighted average price of the Company’s Subordinate Voting Shares calculated on the day prior to the date on which each tranche is advanced, if permitted by the Canadian Securities Exchange. The lenders also have the right to advance any remaining undrawn funds on the convertible loan facility to the Company at any time. If the notes are not converted, the outstanding principal amount and unpaid PIK interest is due on April 30, 2026.

During the year ended December 31, 2023, the Company closed eight additional tranches of Convertible Notes, which are convertible into Subordinate Voting Shares at a conversion price of $0.145. Total proceeds received from these tranches amounted to $8,000,000.

In connection with this financing, the Company issued 6,250,000 warrants to purchase Subordinate Voting Shares of the Company to the lenders. These warrants have a five year term, a strike price of $0.145, and were valued at $497,055. The value of these warrants and other legal and administrative expenses amounting to $1,346,793 are treated as deferred financing costs. All deferred financing costs are treated as a contra-liability, to be netted against the outstanding loan balance and amortized over the remaining life of the loan. As of  September 30, 2024, $0 (December 31, 2023 - $1,083,697) of deferred financing costs remain unamortized.

On July 31, 2024, the holders voluntarily converted all outstanding convertible notes into 73,016,061 Subordinate Voting Shares of the Company.

Cash Used in Operating Activities

Net cash used in operating activities was $0.2 million for the nine months ended September 30, 2024, a decrease of $3.8 million as compared to $0.5 million for the nine months ended September 30, 2023. The increase is primarily attributed to less favorable changes in working capital, and reduced proceeds received from the Cares Employee Retention Credit in 2024 relative to 2023.

Cash Used in Investing Activities

Net cash used in investing activities was $5.5 million for the nine months ended September 30, 2024, an increase of $2.2 million compared to net cash used in investing activities of $3.3 million for the nine months ended September 30, 2023. The increase is primarily attributable to increased property, plant, and equipment additions relative to the prior year.

Cash Used in Financing Activities

Net cash provided by financing activities was $0.6 million for the nine months ended September 30, 2024, a change of $1.4 million as compared to $2.0 million provided by financing activities in the nine months ended September 30, 2023. The change was principally due to the issuance of convertible during the nine months ended September 30, 2024.

Lease Transactions

As of September 30, 2024, we have entered into lease agreements for the use of buildings used in cultivation, production and/or sales of cannabis products in Maryland, Minnesota, and New York.

The lease agreements for all of the retail space used for our dispensary operations are with third-party landlords and remaining duration ranges from 1 to 6 years. These agreements are short-term facility leases that require us to make monthly rent payments as well as funding common area costs, utilities and maintenance. In some cases, we have received tenant improvement funds to assist in the buildout of the space to meet our operating needs. As of September 30, 2024, we operated 14 retail locations secured under these agreements.

We have also entered into sale and leaseback arrangements for our cultivation and processing facilities in Minnesota and New York with a special-purpose real estate investment trust. These leases are long-term agreements that provide, among other things, funds to make certain improvements to the property that will significantly enhance production capacity and operational efficiency of the facility.

Excluding any contracts under one year in duration, the future minimum lease payments (principal and interest) on all our leases are as follows:

	Operating Leases	Finance Leases
	September 30, 2024	September 30, 2024	Total
2024	$560,981	$3,416,902	$3,977,883
2025	3,047,603	13,773,155	16,820,758
2026	2,727,346	14,183,661	16,911,007
2027	2,474,144	14,606,527	17,080,671
2028	2,254,049	15,042,128	17,296,177
Thereafter	7,824,515	218,572,918	226,397,433
Total minimum lease payments	$18,888,638	$279,595,291	$298,483,929
Less discount to net present value	(4,111,939)	(185,628,604)	(189,740,543)
Less liabilities held for sale	(2,837,202)	(85,599,819)	(88,437,021)
Present value of lease liability	$11,939,497	$8,366,868	$20,306,365

ADDITIONAL INFORMATION

Outstanding Share Data

As of November 11, 2024, we had 200,762,510 shares issued and outstanding, consisting of the following:

(a)  Subordinate Voting Shares

200,464,196 shares issued and outstanding. The holders of Subordinate Voting Shares are entitled to receive dividends which may be declared from time to time and are entitled to one vote per share at all shareholder meetings. All Subordinate Voting Shares are ranked equally with regards to the Company’s residual assets. The Company is authorized to issue an unlimited number of no-par value Subordinate Voting Shares.

(b)  Multiple Voting Shares

298,314 shares issued and outstanding. The holders of Multiple Voting Shares are entitled to one hundred votes per share at all shareholder meetings. Each Multiple Voting Share is exchangeable for one hundred subordinate voting shares. The Company is authorized to issue an unlimited number of Multiple Voting Shares.

Options, Warrants, and Convertible Promissory Notes

As of September 30, 2024, we had 31,440,328 employee stock options outstanding, 4,107,749 RSUs outstanding, 3,037,649 Subordinate Voting Share compensation warrants denominated in C$ related to financing activities, and 16,096,873 Subordinate Voting Share compensation warrants outstanding.

Off-Balance Sheet Arrangements

As of the date of this filing, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on our results of operations or financial condition, including, and without limitation, such considerations as liquidity and capital resources.

Critical Accounting Policies and Estimates

There have been no material changes to our critical accounting policies and estimates from the information provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K for the year ended December 31, 2023, as amended.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and qualitative disclosures about market risk have been omitted as permitted under rules applicable to smaller reporting companies.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2024, and, based on that evaluation, have concluded that the design and operation of our disclosure controls and procedures were effective as of such date.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are involved in various regulatory issues, claims and lawsuits arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material, adverse effect on our results of operations or financial condition. The information contained in Part I, Item 1. Financial Statement and Supplementary Date - Note 17, "Commitments and Contingencies," under the heading "Legal Proceedings," is incorporated by reference into this Item 1.

Item 1A. Risk Factors

Not applicable.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Except as previously reported, there were no unregistered sales of equity securities or repurchase of equity securities occurred during the three months ended September 30, 2024.

Item 5. Other Information

Insider Trading Arrangements

During the three months ended September 30, 2024, none of our directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted, modified or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

Item 6. Exhibits

Exhibit No.	Description of Exhibit

3.1	Notice of Alteration, Notice of Articles and Certificate of Name Change dated June 25, 2024 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed July 1, 2024)

3.2	Articles of Vireo Growth Inc. dated June 25, 2024 (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed July 1, 2024)

10.78

Waiver and Ninth Amendment to Credit Agreement, dated as of July 31, 2024, by and among Vireo Growth Inc. and certain of its subsidiaries, the persons from time-to-time party thereto as guarnators, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agend and as collateral agent.

31.1	Rule 13a-14(a)/15d-14(a) certification of Chief Executive Officer

31.2	Rule 13a-14(a)/15d-14(a) certification of Interim Chief Financial Officer

32.1	Section 1350 certification, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101

Includes the following financial and related information from Vireo Growth’s Quarterly Report on Form 10-Q as of and for the quarter ended September 30, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL): (1) the Consolidated Balance Sheets, (2) the Consolidated Statements of Income, (3) the Consolidated Statements of Comprehensive Income, (4) the Consolidated Statements of Changes in Stockholders’ Equity, (5) the Consolidated Statements of Cash Flows, and (6) Notes to Consolidated Financial Statements.

104	The cover page from this Quarterly Report on Form 10-Q, formatted in Inline XBRL.

SIGNATURES

Pursuant to requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIREO GROWTH INC. (Registrant)

Date: November 13, 2024	By:	/s/ Amber Shimpa
		Name:	Amber Shimpa
		Title:	Chief Executive Officer (principal executive officer)

Date: November 13, 2024	By:	/s/ Joseph Duxbury
		Name:	Joseph Duxbury
		Title:	Interim Chief Financial Officer (principal accounting and financial officer)

Exhibit 10.78

WAIVER AND NINTH AMENDMENT TO CREDIT AGREEMENT

This WAIVER AND NINTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”) is made as of July 31, 2024 (the “Effective Date”), among VIREO GROWTH INC. (formerly known as Goodness Growth Holdings, Inc. and Vireo Health International, Inc.), a British Columbia corporation (“Parent”), the other Borrowers (as defined in the hereinafter-defined Credit Agreement), the Lenders (as defined in the Credit Agreement) party hereto, and CHICAGO ATLANTIC ADMIN, LLC, a Delaware limited liability company, as administrative agent (in such capacity, together with its successors and assigns in such capacity, “Administrative Agent”) and as collateral agent (in such capacity, together with its successors and assigns in such capacity, “Collateral Agent”, and together with Administrative Agent, collectively, “Agents” and each, an “Agent”).

RECITALS

WHEREAS, reference is made to that certain Credit Agreement dated as of March 25, 2021, as amended by that certain Omnibus First Amendment to Credit Agreement and Security Agreement dated as of November 1, 2021 (the “First Amendment”), that certain Second Amendment to Credit Agreement dated as of November 18, 2021 (the “Second Amendment”), that certain Third Amendment to Credit Agreement dated as of January 31, 2022 (the “Third Amendment”), that certain Fourth Amendment to Credit Agreement dated as of March 3, 2022 (the “Fourth Amendment”), that certain Fifth Amendment to Credit Agreement and First Amendment to Security Agreement dated as of March 31, 2023 (the “Fifth Amendment”), that certain Sixth Amendment to Credit Agreement dated as of April 28, 2023 (the “Sixth Amendment”), that certain Seventh Amendment to Credit Agreement dated as of April 30, 2024 (the “Seventh Amendment”), and that certain Eighth Amendment to Credit Agreement dated as of June 14, 2024 (the “Eighth Amendment”; the Credit Agreement, as amended by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment and the Eighth Amendment, the “Existing Credit Agreement”), and this Amendment (the Existing Credit Agreement, as amended by this Amendment, and as further amended, restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Credit Agreement), among the Borrowers party thereto, the other Credit Parties from time to time party thereto, the Lenders from time to time party thereto and Agents;

WHEREAS, the Credit Parties have advised Administrative Agent that an Event of Default has occurred under Section 8.17 of the Credit Agreement resulting from Borrowers’ failure to complete the New York Disposition on or prior to January 1, 2024 (such Event of Default, the “Designated Event of Default”);

WHEREAS, the Credit Parties have requested that Agents and the Lenders agree to waive the Designated Event of Default and amend certain provisions of the Credit Agreement, and, subject to the terms and conditions of this Amendment, Agents and the Lenders have agreed to such requests;

NOW, THEREFORE, in consideration of the terms and mutual covenants set forth in this Amendment, the receipt and sufficiency which is hereby acknowledged by the parties, the parties, intending to be legally bound, agree as follows:

Waiver of Designated Event of Default.  Subject to the terms and conditions set forth herein (including, but not limited to, the conditions contained in Section 5 hereof), Administrative Agent and the Lenders signatory hereto hereby waive the Designated Event of Default.  This waiver is a limited, one time waiver and shall only be relied upon and used for the specific purpose set forth herein and shall not be deemed to: (a) constitute a waiver of any Event of Default (other than the Designated Event of Default) or any other breach of the Credit Agreement or any other Credit Document, whether now existing or hereafter arising; or (b) establish a custom or course of dealing among the parties hereto.  This waiver shall not be deemed to constitute a consent to any other act, omission or breach of the Credit Agreement or any of the other Credit Documents.

Amendments to Credit Agreement.

The preamble of the Credit Agreement is hereby modified and amended in its entirety as follows:

“THIS CREDIT AGREEMENT, dated as of March 25, 2021, is among VIREO GROWTH INC. (formerly known as Goodness Growth Holdings, Inc. and Vireo Health International, Inc.), a corporation existing under the laws of the Province of British Columbia (“Parent”), VIREO HEALTH, INC., a Delaware corporation (“Vireo Health”), VIREO HEALTH OF MINNESOTA, LLC, a Minnesota limited liability company (“Vireo Minnesota”), VIREO HEALTH OF NEW YORK LLC, a New York limited liability company (“Vireo NY”), MARYMED LLC, a Maryland limited liability company (“MaryMed”), RESURGENT BIOSCIENCES, INC., a Delaware corporation (“Resurgent”), VIREO HEALTH OF PUERTO RICO, LLC, a Delaware limited liability company (“Vireo PR”), VIREO HEALTH DE PUERTO RICO LLC, a Puerto Rico limited liability company (“Vireo de Puerto Rico”), VIREO HEALTH OF NEVADA I, LLC, a Nevada limited liability company (“Vireo Nevada”), MJ DISTRIBUTING C201, LLC, a Nevada limited liability company (“MJ C201”), MJ DISTRIBUTING P132, LLC, a Nevada limited liability company (“MJ P132”), ELEPHANT HEAD FARM, LLC, an Arizona limited liability company (“Elephant Head”), RETAIL MANAGEMENT ASSOCIATES, LLC, an Arizona limited liability company (“Retail Management”), VERDANT GROVE, LLC, a Delaware limited liability company (“Verdant Grove”), MAYFLOWER BOTANICALS, INC., a Massachusetts corporation (“Mayflower”), VIREO HEALTH OF NEW MEXICO, LLC, a Delaware limited liability company (“Vireo NM;” together with Parent, Vireo Health, Vireo Minnesota, Vireo NY, MaryMed, Resurgent, Vireo PR, Vireo de Puerto Rico, Vireo Nevada, MJ C201, MJ P132, Elephant Head, Retail Management, Verdant Grove, Mayflower, Vireo NM and each other Subsidiary of Parent that becomes a borrower hereunder pursuant to Section 8.08, each, a “Borrower” and collectively, jointly and severally, “Borrowers”), any Subsidiaries of Parent hereto that are Guarantors or become Guarantors hereunder pursuant to Section 8.08, the lenders from time to time party hereto (each, a “Lender” and, collectively, the “Lenders”), CHICAGO ATLANTIC ADMIN, LLC, a Delaware limited liability company (“Chicago Atlantic”), as administrative agent for the Lenders (in such capacity, together with its successors and assigns in such capacity, “Administrative Agent”) and Chicago Atlantic, as collateral agent for the Secured Parties (in such capacity, together with its successors and assigns in such capacity, “Collateral Agent”, and together with Administrative Agent, each, an “Agent” and collectively, “Agents”).”

Section 1.01 of the Credit Agreement, Defined Terms, is hereby modified and amended by amending and restating the definitions of “Charm City Note”.  “Consolidated Adjusted EBITDA”, “Consolidated Fixed Charge Coverage Ratio”, “Make-Whole Amount”, “Massachusetts Real Property”, “Maturity Date”, “New York Disposition” and “Representation Letter” in their respective entireties as follows:

““Charm City Note” shall mean that certain Secured Promissory Note in the amended principal amount of $1,000,000 dated November 19, 2021, as amended as of November 19, 2023, issued by Vireo Charm City to Charm City Seller in connection with the Charm City Acquisition.

“Consolidated Adjusted EBITDA” shall mean, for a specified period, (a) the net income or loss of the Consolidated Companies (other than Vireo NY), plus (b) to the extent deducted in determining net income for such period, the sum of, without duplication, (i) interest expense, (ii) income tax expense, (iii) depreciation and amortization expense, (iv) charges, costs, losses and expenses related to asset dispositions permitted under this Agreement or discontinued operations, (v) non-cash write-downs of assets, (vi) (A) fees, costs and expenses paid in cash in connection with the closing of the Credit Documents, (B) pre-opening costs and expenses in connection with the opening of any retail, cultivation or processing location and (C) other extraordinary or non-recurring charges, costs and expenses, (vii) Judgments and costs and expenses incurred in connection with such Judgments and (vii) non-cash compensation expense in respect of stock option plans or other equity compensation plans, minus (c) to the extent included in determining net income for such period, the sum of, without duplication, (i) any income or gains from asset dispositions or discontinued operations, (ii) any extraordinary or non-recurring gains and (iii) non-cash write-ups of assets, in the case of each of the foregoing in clauses (a) through (c), for such period and as determined in accordance with GAAP consistently applied; provided that the aggregate amount of add-backs permitted pursuant to clause (a)(vi) shall not exceed $20,000,000 for any consecutive 12-month period.

“Consolidated Fixed Charge Coverage Ratio” shall mean, with respect to the Consolidated Companies (other than Vireo NY) as of each applicable date of determination: (a) Consolidated Adjusted EBITDA for the Applicable Fiscal Period, plus the aggregate amount of GAAP rent expense of such Consolidated Companies owed to third parties for the Applicable Fiscal Period, less the aggregate amount all cash distributions paid, and other distributions made, by such Consolidated Companies during the Applicable Fiscal Period, divided by (b) the sum of (i) the aggregate principal amount of the Indebtedness of such Consolidated Companies (including the principal or amortization component of any Attributable Indebtedness but excluding the Loans or the Indebtedness outstanding under the Charm City Note) that was paid or scheduled to be paid during the Applicable Fiscal Period plus (ii) the aggregate of amount of the interest payments (including the interest component of any payments in respect to Capitalized Lease Obligations) of such Consolidated Companies due and payable during the Applicable Fiscal Period, plus (iii) the aggregate amount of GAAP rent expense of such Consolidated Companies owed to third parties during the Applicable Fiscal Period, in the case of each of the foregoing in clauses (a) and (b), as determined in accordance with GAAP consistently applied.

“Make-Whole Amount” shall mean, with respect to any voluntary prepayment of the Loans, any mandatory prepayment of the Loans pursuant to Section 4.02(a)(i), 4.02(a)(ii), 4.02(a)(iii) or 4.02(a)(vi), or any repayment in connection with an acceleration of such Loans on or prior to July 31, 2025, an amount equal to the greater of (a) the sum of all payments of interest on such Loans that would be due through July 31, 2025, had such prepayment or repayment not occurred, and (b) 3.00% of the aggregate amount of such Loans being prepaid or repaid.

“Massachusetts Real Property” shall mean the Real Property of Verdant Grove located at 487 Mashapaug Road, Holland, Massachusetts 01521.

“Maturity Date” shall mean January 29, 2027.

“New York Disposition” shall mean (a) the completion of either (i) the sale, in one transaction or multiple transactions, of substantially all of Borrowers’ assets in New York state to a non-Affiliate of Borrowers pursuant to a sale of such assets, a sale of the Capital Stock of the Persons that own such assets or a combination of the foregoing, and such sale results in the complete divestiture of all costs, obligations and liabilities of the Credit Parties with respect to such assets, including under the New York Lease, or (ii) such other divestiture of all costs, obligations and liabilities of the Credit Parties under the New York Lease, in each case, pursuant to documentation with terms, and otherwise in form and substance, acceptable to Administrative Agent, and (b) receipt of all regulatory approvals necessary or appropriate to complete such event described in clause (a) above.

“Representation Letter” shall mean each representation letter, in form and substance reasonably satisfactory to Agents and Parent, signed by a recipient of any Warrant Shares or any Subordinate Voting Shares of Parent, whether issued or reserved for issuance in connection with any conversion of the Convertible Note Loans or as consideration for any amendment or other modification of any Credit Document.”

Section 1.01 of the Credit Agreement, Defined Terms, is hereby further modified and amended by adding the following definitions in the appropriate alphabetical locations:

““New York Lease” shall mean that certain Lease Agreement dated as of October 23, 2017, as amended by that certain First Amendment to Lease Agreement dated as of December 7, 2018, that certain Second Amendment to Lease Agreement dated as of April 10, 2020, that certain Third Amendment to Lease Agreement dated as of September 24, 2021, that certain Fourth Amendment to Lease Agreement dated as of February 24, 2023, that certain Fifth Amendment to Lease Agreement dated as of October 27, 2023, that certain Sixth Amendment to Lease Agreement dated as of March 5, 2024, that certain Seventh Amendment to Lease Agreement dated as of March 11, 2024, and that certain Eighth Amendment to Lease Agreement dated as of March 28, 2024, each by and between IIP-NY 2 LLC, a Delaware limited liability company, and Vireo NY, pursuant to which Vireo NY leases the premises located at 256 County Route 117 in Perth, New York.

“Ninth Amendment” shall mean that certain Waiver and Ninth Amendment to Credit Agreement dated as of July 31, 2024, among Borrowers, the Lenders party thereto, Administrative Agent and Collateral Agent.

“Registration Statement” shall have the meaning set forth in Section 8.20(a).”

Section 1.01 of the Credit Agreement, Defined Terms, is hereby further modified and amended by deleting the definitions of “Phoenix Assets”, “Phoenix Licenses”, “Tranche Maturity Date Extension”, “Tranche Maturity Date Extension Note” and “Unfunded Capital Expenditures” in their respective entireties.

Article III of the Credit Agreement, Mandatory Reduction of Commitments; Extension of the Maturity Date, is hereby modified and amended by (i) deleting from the title thereof “; Extension of the Maturity Date” and (ii) deleting Section 3.02 in its entirety.

Section 8.17 of the Credit Agreement, New York Disposition, is hereby modified and amended by amending and restating such Section in its entirety as follows:

“SECTION 8.17New York Disposition.  On or before July 31, 2025, either (a) Borrowers shall have completed the New York Disposition or (b) Vireo NY’s operations at the premises located at 256 County Route 117 in Perth, New York shall have generated positive Consolidated EBITDA for two consecutive months.  Parent shall provide updates of the status of the New York Disposition to Administrative Agent, in form and substance satisfactory to Administrative Agent, from time to time as requested by Administrative Agent.”

Section 8.20 of the Credit Agreement, Post-Closing Matters, is hereby modified and amended by amending and restating clause (a) of such Section in its entirety as follows:

“(a)Parent shall, with respect to resales of (x) any Warrant Shares and (y) any Subordinate Voting Shares of Parent issued or reserved for issuance in connection with any conversion of the Convertible Note Loans, use commercially reasonable efforts to (i) prepare and file a registration statement, in form and substance reasonably satisfactory to Administrative Agent (each, a “Registration Statement”), with respect to such Capital Stock with the SEC within 45 days of the Fifth Amendment Date (or such later date to which Administrative Agent agrees in its discretion), (ii) cause such Registration Statement to become effective within 135 days after the initial filing date unless the SEC notifies Parent that it does not intend to review such Registration Statement, in which case Parent shall cause such Registration Statement to become effective within 15 days after receipt of such notification, and (iii) maintain the effectiveness of such Registration Statement at all times until the earlier of (A) the date on which all of shares of such Capital Stock shall have been sold and (B) the first date on which all of the holders of such Capital Stock can sell all of such Capital Stock under Rule 144 under the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Parent to be in compliance with the current public information required under Rule 144(c)(1) under the Securities Act (or Rule 144(i)(2) under the Securities Act, if applicable); provided, however, that use of such Registration Statement may be suspended as provided in the Representation Letters.”

Section 8.20 of the Credit Agreement, Post-Closing Matters, is hereby further modified and amended by adding the following new clauses (e), (f) and (g) immediately after clause (d) of such Section:

“(e)Within two Business Days following the date of the Ninth Amendment, Sangra Moller LLP, counsel to the Parent, shall deliver an opinion addressed to Agents and the other Secured Parties that is substantively identical to the opinion of such counsel delivered to Agents and the other Secured Parties on May 1, 2023.

(f)Parent shall, with respect to resales of any Subordinate Voting Shares of Parent issued or reserved for issuance as consideration for the transactions contemplated by the Ninth Amendment, use commercially reasonable efforts to (i) prepare and file a Registration Statement with respect to such Capital Stock with the SEC on or before September 30, 2024 (or such later date to which Administrative Agent agrees in its discretion), (ii) cause such Registration Statement to become effective within 135 days after the initial filing date unless the SEC notifies Parent that it does not intend to review such Registration Statement, in which case Parent shall cause such Registration Statement to become effective within 15 days after receipt of such notification, and (iii) maintain the effectiveness of such Registration Statement at all times until the earlier of (A) the date on which all of shares of such Capital Stock shall have been sold and (B) the first date on which all of the holders of such Capital Stock can sell all of such Capital Stock under Rule 144 under the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold and without the requirement for Parent to be in compliance with the current public information required under Rule 144(c)(1) under the Securities Act (or Rule 144(i)(2) under the Securities Act, if applicable); provided, however, that use of such Registration Statement may be suspended as provided in the Representation Letters.

(g)Within five Business Days following the first issuance of Subordinated Voting Shares of Parent as consideration for the transactions contemplated by the Ninth Amendment, Sangra Moller LLP, counsel to the Parent, shall deliver an opinion addressed to Agents and the other Secured Parties that is substantively identical to the opinion of such counsel delivered to Agents and the other Secured Parties on July 27, 2023.”

Section 9.04 of the Credit Agreement, Permitted Dispositions, is hereby modified and amended by (i) amending and restating clause (q) in its entirety as follows and (ii) deleting “except with respect to any sale, transfer, or other disposition of the Phoenix Assets,” from the last sentence of such Section:

“(q)[reserved].”

Clauses (b) and (c) of Section 9.14 of the Credit Agreement, Financial Covenants, is hereby modified and amended by amending and restating such clauses in their respective entireties as follows:

“(b)Minimum Consolidated Adjusted EBITDA.  Commencing on April 30, 2023, maintain at all times Consolidated Adjusted EBITDA for each Applicable Fiscal Period of at least the amount set forth below:

Applicable Fiscal Period Ending	Amount
April 30, 2023, through June 30, 2023	$1,000,000
July 31, 2023, through September 30, 2023	$1,500,000
October 31, 2023, through December 31, 2023	$2,000,000
January 31, 2024	$2,500,000
February 29, 2024, through May 31, 2024	$3,000,000
June 30, 2024, and the last day of each calendar month thereafter	$5,000,000

(c)Consolidated Fixed Charge Coverage Ratio.  Commencing on June 30, 2023, maintain at all times a Consolidated Fixed Charge Coverage Ratio for each Applicable Fiscal Period of not less than the ratio set forth below:

Applicable Fiscal Period Ending	Ratio
June 30, 2023, through December 31, 2023	0.50 to 1.00
January 31, 2024, through May 31, 2024	1.00 to 1.00
June 30, 2024, and the last day of each calendar month thereafter	1.50 to 1.00”

Representations, Warranties and Acknowledgments of Borrowers.  In order to induce the Lenders and Agents to enter into this Amendment and to induce the Lenders to continue to make the Loans under the Credit Agreement, each Borrower hereby represents and warrants to the Lenders and Agents on and as of the date of this Amendment that:

Each Borrower (i) is a duly organized or formed and validly existing limited liability company or other registered entity in good standing under the laws of the jurisdiction of its organization and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (ii) has duly qualified and is authorized to do business and is in good standing in all jurisdictions where it does business or owns assets, except, in the case of this clause (ii), where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect.

Each Borrower has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of this Amendment and the other Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of this Amendment and the other Credit Documents to which it is a party.  Each Borrower has duly executed and delivered this Amendment and the other Credit Documents to which it is a party and such Credit Documents constitute the legal, valid and binding obligation of such Borrower enforceable against each Borrower that is a party thereto in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, examinership, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law).

None of (x) the execution, delivery and performance by any Borrower of this Amendment or the other Credit Documents to which it is a party and compliance with the terms and provisions thereof or (y) the consummation of the transactions contemplated hereby (including the or by the other Credit Documents will (i) contravene any applicable provision of any material Applicable Law of any Governmental Authority or the policies of the CSE, (ii) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of any Credit Party (other than Liens created under the Credit Documents) pursuant to, (A) the terms of any material indenture, loan agreement, lease agreement, mortgage or deed of trust, or (B) any other Material Contract of any Consolidated Company, in the case of any of clauses (A) and (B) to which any Borrower is a party or by which it or any of its property or assets is bound or (iii) violate any provision of the Organization Documents or Permit of any Borrower, except with respect to any conflict, breach or contravention or default (but not creation of Liens) referred to in clause (ii), to the extent that such conflict, breach, contravention or default could not reasonably be expected to have a Material Adverse Effect.

No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority, the CSE or other Person, and no consent or approval under any contract or instrument (other than (a) those that have been duly obtained or made and which are in full force and effect, or if not obtained or made, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (b) the filing of UCC financing statements, PPSA registrations and other equivalent filings for foreign jurisdictions, and (c) the filings or other actions necessary to perfect Liens under the Credit Documents) is required for the consummation of the transactions contemplated hereby or the due execution, delivery or performance by any Credit Party of any Credit Document to which it is a party, or for the due execution, delivery or performance of the Credit Documents, in each case by any of the Credit Parties party thereto.  There does not exist any judgment, order, injunction or other restraint issued or filed with respect to the transactions contemplated by the Credit Documents, the consummation of the Transactions, the making of the Loans or the performance by the Credit Parties or any of their respective Subsidiaries of their Obligations under the Credit Documents.

The representations and warranties of each Borrower set forth in the Credit Agreement and in any other Credit Document are true and correct in all material respects (or, in the case of any such representation or warranty already qualified by materiality, in all respects) on and as of the date hereof (or, in the case of any such representation or warranty expressly stated to have been made as of a specific date, as of such specific date).

After giving effect to this Amendment, no Default or Event of Default has occurred and is continuing.

Reaffirmation of Obligations.  Each Borrower hereby (a) reaffirms and confirms (i) the execution and delivery of, and all of its obligations under, the Credit Documents to which it is a party, including, without limitation, the Credit Agreement, and agrees that this Amendment does not operate to reduce or discharge any Borrower’s obligations under such Credit Documents or constitute a novation of any indebtedness or other obligations under any Credit Documents, and (ii) its guarantees, pledges, grants and other undertakings under the Credit Agreement and the other Credit Documents to which it is a party, (b) agrees that (i) each Credit Document to which it is a party shall continue to be in full force and effect and (ii) all guarantees, pledges, grants and other undertakings thereunder shall continue to be in full force and effect and shall accrue to the benefit of the Secured Parties, and (c) reaffirms and confirms the continuing security interests in its respective assets granted in favor of Collateral Agent pursuant to each of the Security Documents.  Each Borrower hereby acknowledges and consents to the transactions contemplated by, and the execution and delivery of, this Amendment and the other Credit Documents.

Conditions Precedent to Effectiveness.  This Amendment shall become effective as of the Effective Date when, and only when, Administrative Agent shall have received the following, in form and substance satisfactory to Administrative Agent:

counterparts of this Amendment, duly executed by an Authorized Officer of each Borrower, Agents and the Lenders;

resolutions of each Borrower’s board of managers/directors (or other managing body, in the case of a Person that is not a corporation) then in full force and effect expressly and specifically authorizing, to the extent relevant, all aspects of this Amendment and the execution, delivery and performance of this Amendment and each other Credit Document to which such Borrower is a party;

an executed legal opinion of (i) Troutman Pepper LLP, Delaware, Maryland, Massachusetts and New York counsel to the Credit Parties, and (ii) Stinson LLP, Minnesota counsel to the Credit Parties, each of which shall be addressed to Agents and the other Secured Parties and shall be in form and substance reasonably satisfactory to Administrative Agent; and

such other documents and other information that Administrative Agent may reasonably request.

No Novation or Waiver.  Except as expressly set forth herein, this Amendment is not intended to be, nor shall it be construed to create, a nullification, discharge, waiver (except as expressly provided in Section 1 hereof) or release of any obligation incurred in connection with the Notes, the Credit Agreement and/or any other Credit Documents, or to waive or release any collateral given by Borrowers to secure the Notes, nor shall this Amendment be deemed or considered to operate as a novation of the Notes, the Credit Agreement or the other Credit Documents.  This Amendment shall not constitute a modification of the Credit Agreement or any of the other Credit Documents or a course of dealing with Agents or the Lenders at variance with the Credit Agreement or the other Credit Documents such as to require further notice by Administrative Agent or the Lenders to require strict compliance with the terms of the Credit Agreement and the other Credit Documents in the future, except as expressly set forth herein.  Each Borrower acknowledge and expressly agree that Agents and the Lenders reserve the right to, and do in fact, require strict compliance with all terms and provisions of the Credit Agreement and the other Credit Documents.  Except to the extent of any express conflict with this Amendment, all of the terms and conditions of the Notes, the Credit Agreement and the other Credit Documents shall remain in full force and effect, and the same are hereby expressly approved, ratified and confirmed.  In the event of any express conflict between the terms and conditions of the Notes, the Credit Agreement or the other Credit Documents and this Amendment, this Amendment shall be controlling and the terms and conditions of such other documents shall be deemed to be amended to conform with this Amendment.

Incorporation by Reference.  Sections 12.05, 12.13 and 12.15 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis, as if such Sections were set forth in full herein.

Headings.  The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

Reference to and Effect on the Credit Agreement and the Other Credit Documents.  On and after the date hereof, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Credit Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Existing Credit Agreement as amended by this Amendment.  Except as specifically amended by this Amendment, the Existing Credit Agreement and the other Credit Documents shall remain in full force and effect and are hereby ratified and confirmed and this Amendment shall not be considered a novation.  The execution, delivery and performance of this Amendment shall not constitute a waiver of any provision of, or operate as a waiver of any right, power or remedy of any Agent or any Lender under, the Credit Agreement or any of the other Credit Documents.  This Amendment shall be deemed to be a Credit Document as defined in the Credit Agreement.

Governing Law.  This Amendment and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the law of the State of Illinois, without reference to conflicts of law provisions which would result in the application of the laws of any other jurisdiction.

Amendment, Modification and Waiver.  This Amendment may not be amended and no provision hereof may be waived except pursuant to a writing signed by each of the parties hereto.

Severability.  Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Counterparts.

This Amendment may be executed in any number of counterpart signature pages, and by the different parties on different counterparts, each of which when executed shall be deemed an original but all such counterparts taken together shall constitute one and the same instrument.  This Amendment will be deemed executed by the parties hereto when each has signed it and delivered its executed signature page to Administrative Agent by facsimile transmission, electronic transmission or physical delivery.  Delivery of an executed counterpart of a signature page of this Amendment by facsimile or in electronic (e.g., “pdf,” “tif” or DocuSign) format shall be effective as delivery of a manually executed counterpart of this Amendment.  No party hereto shall raise the use of digital imaging, DocuSign or electronic mail to deliver a signature or the fact that any signature was transmitted or communicated through the use of a facsimile machine or digital imaging and electronic mail as a defense to the formation of a contract and each such party forever waives any such defense.

The words “execution,” “signed,” “signature,” and words of like import in this Amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the Illinois State Electronic Commerce Security Act, any other similar state laws based on the Uniform Electronic Transactions Act, Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario), or any other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

Construction.  This Amendment has been prepared through the joint efforts of all of the parties hereto.  Neither the provisions of this Amendment, nor any alleged ambiguity herein, shall be interpreted or resolved against any party on the grounds that such party or its counsel drafted this Amendment, or based on any other rule of strict construction.  Each of the parties represents that such party has carefully read this Amendment and that such party knows the contents hereof and has signed the same freely and voluntarily.

Entire Agreement.  This Amendment and the other Credit Documents constitute the entire agreement and understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior negotiations, understandings and agreements between such parties with respect to such transactions.

Credit Document.  This Amendment shall be deemed to be a Credit Document for all purposes.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered effective as of the Effective Date.

BORROWERS:

VIREO GROWTH INC.

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO HEALTH, INC.

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO HEALTH OF MINNESOTA, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO HEALTH OF NEW YORK LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

MARYMED LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

11

RESURGENT BIOSCIENCES, INC.

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO HEALTH OF PUERTO RICO, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO HEALTH DE PUERTO RICO LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO HEALTH OF NEVADA I, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

MJ DISTRIBUTING C201, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

MJ DISTRIBUTING P132, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

12

ELEPHANT HEAD FARM, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

RETAIL MANAGEMENT ASSOCIATES, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VERDANT GROVE, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

MAYFLOWER BOTANICALS, INC.

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO HEALTH OF NEW MEXICO, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

VIREO OF CHARM CITY, LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

13

EHF CULTIVATION MANAGEMENT LLC

By:/s/ Joshua Rosen
Name: Joshua Rosen
Title: Chief Executive Officer

ADMINISTRATIVE AGENT AND COLLATERAL AGENT:

CHICAGO ATLANTIC ADMIN, LLC

By:/s/ Peter Sack
Name: Peter Sack
Title: Authorized Person

LENDERS:

CHICAGO ATLANTIC REAL ESTATE FINANCE, INC.

By:/s/ Peter Sack
Name: Peter Sack
Title: Authorized Person

CHICAGO ATLANTIC CREDIT COMPANY, LLC

By:/s/ Peter Sack
Name: Peter Sack
Title: Authorized Person

CHICAGO ATLANTIC CREDIT OPPORTUNITIES, LLC

By:/s/ Peter Sack
Name: Peter Sack
Title: Authorized Person

14

CHICAGO ATLANTIC OPPORTUNITY PORTFOLIO, LP

By:	Chicago Atlantic Opportunity GP, LLC, its general partner
By:	Chicago Atlantic GP Holdings, LLC, as its sole

By:/s/ Peter Sack
Name: Peter Sack
Title: Authorized Person

15

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Amber Shimpa, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Vireo Growth Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 13, 2024

By:	/s/ Amber Shimpa
Amber Shimpa
Chief Executive Officer (principal executive officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph Duxbury, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Vireo Growth Inc.;
2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and
(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: November 13, 2024

By:	/s/ Joseph Duxbury
Joseph Duxbury
Interim Chief Financial Officer (principal accounting and financial officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the report of Vireo Growth Inc. (the “Company”) on Form 10-Q for the period ended September 30, 2024 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Amber Shimpa
Amber Shimpa
Chief Executive Officer (principal executive officer)
November 13, 2024

/s/ Joseph Duxbury
Joseph Duxbury
Interim Chief Financial Officer (principal accounting and financial officer)
November 13, 2024